National Semiconductor 2004 Annual Report

Analog Technologies Make the Difference


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2004
WASH. D.C.
152
SECTION


04040741



high-performance audio

longer battery life











sharper displays

connecting people everywhere




National Semiconductor
The Sight & Sound of Information

Financial Highlights

YEARS ENDED IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE FIGURES	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002	MAY 27, 2001	MAY 28, 2000
OPERATING RESULTS					
Net sales	**$ 1,983.1**	$1,672.5	$1,494.8	$2,112.6	$2,139.9
Net income (loss)	**$ 282.8**	$ (33.3)	$ (121.9)	$ 245.7	$ 620.8
Earnings (loss) per share:					
Basic	**$ 0.78**	$ (0.09)	$ (0.34)	$ 0.70	$ 1.79
Diluted	**$ 0.73**	$ (0.09)	$ (0.34)	$ 0.65	$ 1.62
Weighted-average common and potential common shares outstanding:					
Basic	**361.0**	363.6	355.0	351.8	347.2
Diluted	**388.5**	363.6	355.0	376.8	383.4
Research and development	**$ 352.8**	$ 435.6	$ 441.0	$ 435.6	$ 386.1
Capital additions	**$ 215.3**	$ 154.9	$ 138.0	$ 239.5	$ 168.7
Current ratio	**2.70**	3.46	2.98	2.70	2.26
Debt-to-equity ratio	**1.3%**	1.3%	1.5%	3.1%	4.9%
Number of employees (in thousands)	**9.7**	9.8	10.1	10.3	10.5



net sales
Dollars in billions
$2.1
$2.1
$1.5
$1.7
$2.0
00
01
02
03
04
profit (loss) before taxes and cumulative effect of accounting change
Dollars in millions
$635.3
$307.1
$(123.4)
$(23.3)
$333.7
00
01
02
03
04
r&d expenses
Dollars in millions
$386.1
$435.6
$441.0
$435.6
$352.8
00
01
02
03
04

ON THE COVER: THE WORLD'S THINNEST CHIPS In 2004, National Semiconductor introduced the world's thinnest integrated circuit (IC) packages – they're about the same thickness as four sheets of paper in this Annual Report. These products enable original equipment manufacturers to build smaller, thinner and lighter cell phones, displays, MP3 players, PDAs and other devices.



dear shareholders,

National Semiconductor is an analog company and we are proud of our long heritage of innovation in the chip industry. We developed one of the first analog linear circuits more than 30 years ago and continue to develop and manufacture market-leading analog products today. In fiscal 2004, we had a rewarding year, achieving record-breaking margins and net profits of $283 million on nearly $2 billion in sales. Our strategy, product portfolio and positioning as a market-leading analog company also increased our momentum with key customers, which we believe gives us continued strength in the future.

National's performance was propelled by an explosion of new technologies for consumer products, including cell phones, MP3 players, high-definition televisions, notebook computers, personal video recorders, video games and cordless residential phone systems. All of these consumer products are rich in analog. Analog makes them easier to use, improves their displays and audio, and extends their battery life. Together, these benefits create "killer experiences" that drive the popularity of consumer electronics.

National played a major role, along with our customers, in making these killer experiences come to life in fiscal 2004. Analog chips made by National Semiconductor increase battery life, enable high-resolution displays, light the keyboard and drive the display of cellular phones. Our chips also generate the ring tones heard in advanced digital handsets and ultimately convert the real-world signals of sight, sound, touch, and feel into the "0"s and "1"s that microprocessors and digital signal processors (DSPs) use for their calculations. Since the summer of 2003, there has been a strong resurgence of analog chip demand driven by consumer products where the thrill of the user's experience, not the raw computing power, makes the difference.

analog makes the difference

Over the last several years, National Semiconductor has focused on and invested in our Analog product capabilities, particularly in the Standard Linear segments. The WSTS (World Semiconductor Trade Statistics) defines "Standard Linear" as Amplifiers, Data Converters, Regulators & References and Interface. In addition to R & D for new analog products, we invested in developing in-house process technologies, packaging and manufacturing techniques. Because of this commitment, we are now the number one manufacturer of power management circuits ("Regulators & References" from above), according to market research firms Databeans and iSuppli, with a 12.8 percent share of the global

national's performance was propelled by an explosion of new technologies for consumer products

market at the end of calendar 2003. We grew this business more than 40 percent during the fiscal year. In "amplifier" products we moved up from number three to number two in the world, according to the same market research firms. At the same time, we continued to invest in design and process technology for "data conversion" and "interface" products so that we could strive to achieve leading market positions in these categories.

focus on financial results

In last year's Letter to Shareholders, we said we were focusing on three main areas:

— Higher profitability

— Better return on our invested capital, and

— An increased emphasis on our higher margin analog business.

Let's review our progress.

higher profitability

In this area, the numbers almost speak for themselves. For fiscal 2004, we grew our revenue by 19 percent from $1.7 billion in FY03 to just under $2 billion in FY04. We grew our gross margins from 43 percent in FY03 to 51 percent in FY04. And in the fourth quarter of FY04, we achieved a corporate historic record of 54 percent gross margin. At the same time, we lowered our operating expenses substantially. As a result, we achieved net income of $283 million or $0.73 earnings per share, up from a net loss of $33 million in FY03.

better return on invested capital

We focused the entire management team on ROIC, or Return on Invested Capital, which we were able to grow from about 2 percent in FY03 to 21 percent in FY04. We ended the fiscal year with an ROIC in the fourth quarter of more than 31 percent. As part of this focus, we continued to aggressively implement a capital spending model of 10 percent of our revenues while adding necessary capacity to keep up with increasing demand for National's analog products. We also bought back approximately $543 million of National Semiconductor stock and, having done that, still ended the year with $782 million in cash reserves and virtually no debt. Looking forward into fiscal 2005, our ROIC efforts will focus heavily on increasing our gross margins and growing our analog revenues.

higher margin analog business

During FY04 we saw continuous growth in our gross margins. In the first part of the year, National's increasing revenues allowed us to leverage our higher factory utilization to improve margins. Our continued improvement in the latter part of fiscal 2004 drew primarily from three factors:

— A richer mix of high performance analog in our product shipments

— A greater contribution of revenues from new analog products

— Improvement in average selling prices or "ASPs"

increased revenues from new analog products

National generally defines "new products" as those launched within the last three years. We continue to focus on reducing design cycle times and getting products to market faster. Over the last several years we have dedicated major efforts towards increasing the number of new analog products that contribute to higher revenues and higher margins. These efforts are paying off. In FY04, our rate of growth in new product revenues was well above the overall growth rate of the company. During FY04, National also made several important product and technology announcements. I'll scratch the surface by mentioning just a few examples:

• We announced a Boomer® audio stereo headphone amplifier, designed to operate from a one-cell, 1.5 volt battery. With audio products such as this we continue to be a dominant supplier of audio amplifier systems for major cell phone manufacturers.

• National introduced five new 10- and 12-bit high-speed analog-to-digital converters with industry leading low power consumption. These ADCs meet the stringent performance requirements of a variety of markets such as digital TV, high definition TV receivers, base station transceivers, communications receivers, data acquisition systems, medical imaging and consumer video.

• We jointly announced with UK-based ARM Ltd., the PowerWise™ Interface technology (PWI), an open standard interface. Products that use this technology can maximize cell phone battery life by using only the amount of energy necessary for a given task.

• We introduced a new family of Laser Diode Drivers that will allow desktop and notebook disk drive manufacturers to reduce DVD/CD write and rewrite times by up to 50 percent. These new drivers will enable consumers to burn a full 4.7-gigabyte DVD disc in less than 15 minutes.

• In a breakthrough for display technology, National Semiconductor announced its new point-to-point differential signaling interface architecture and chipsets for LCD flat panels and LCD TVs. The PPDS™ enables cinema-quality display performance and can support LCD TVs up to 90 inches in diagonal. Today, we are working with TV designers and technology partners to drive the adoption of the PPDS architecture as a new standard for LCD TVs.

• Packaging has always been a key strategic strength for National with such innovative solutions as "micro SMD™" and chip scale packaging. During the fiscal year we were one of the first chip companies to introduce lead-free packages. Now 90 percent of our portfolio of 15,000 products is available with lead-free packaging options. These environmentally friendly products are easier for end-users to recycle.

improved product ASPs

New products that add unique value to our customers usually command higher ASPs or average selling prices. We are focusing on differentiated products where we are first to market, adding a unique value to our customers that allows us to command a premium price. Here again, our world leadership in packaging technology has enabled our handset customers, for example, to continue to shrink the form factors of their cell phones. In addition, our interactive, on-line design tools, known as WEBENCH® enable engineers to design-in National products in record time and cut time-to-market significantly.

national is committed to shareholder value

National Semiconductor is committed to improving our long term shareholder value. We've demonstrated this through an increased emphasis on our core analog business and new analog products. In the coming year we will work hard to continue to expand our leadership in power management and amplifiers. We will also continue our efforts to grow significantly in data conversion and interface.

As I said at the outset, National Semiconductor is an analog company. Fiscal 2004 was a rewarding year, one that saw us increase performance and profitability. We generated good momentum for the company going forward. The most rewarding performance of all, however, was turned in by National's employees. While holding down spending in engineering, marketing and administration, our employees produced more new products at higher margins and ASPs, increased our market share and further penetrated key accounts. All this was done, by the way, against a backdrop of their record charitable giving to their communities in each of our geographic population bases. I am extremely proud of our employees. In the new fiscal year, the management team at National Semiconductor will work hard to make it possible for our employees to continue the momentum of the tremendous successes they achieved in fiscal 2004.

Sincerely,



Brian L. Halla
Chairman of the Board, President and CEO
National Semiconductor Corporation

Product Overview

National Semiconductor is one of the world's leading innovators of analog semiconductors. Analog products from National enable our customers to create electronic products with the qualities consumers care most about—better sound, sharper displays, longer battery life, and faster, easier connectivity. National designs, manufactures, and markets analog products in four high-growth technology segments.

power

National's Portable Power Group creates energy-efficient solutions for cell phones and other mobile devices. This year, the Portable Power team announced that National's Advanced Power Controller (APC) is available for licensing from UK-based ARM. Built on National's PowerWise™ technology, the APC, used in conjunction with the ARM® Intelligent Energy Manager can reduce processor core power consumption by up to 75 percent. National's Power Management Group creates solutions for distributed power, digital core and I/O power, signal-path power, lighting management, plus controls, supervisory, and reference ICs. The Group extended its lead in high-voltage products with a new -48 V hot swap controller that delivers board area savings and long-term reliability for communication systems. Overall, National is the world's number one supplier of voltage regulator and reference ICs with 12.8 percent market share, according to market research firm iSuppli.

amplifiers

National, a pioneer and industry leader in operational amplifiers, ships more than 500 million parts per year, and is the world's number one supplier of low-voltage/low-power products, according to iSuppli. National offers a complete portfolio of amplifier products, from building blocks to application-specific standard products (ASSPs). In high-speed amplifiers, National's innovative LMH family is ideal for video, communications signal path and instrumentation. During 2004, National introduced the world's fastest laser diode driver that will allow desktop and notebook consumers to burn full 4.7-gigabyte DVD discs in about 15 minutes. National also introduced the world's thinnest audio amplifiers for small form-factor electret microphones that extend battery life in cellular handsets, MP3 players and other mobile devices. In audio amplifiers, National's Boomer® family of products is the amp of choice for the world's leading cell phone makers.

data conversion

With some of the lowest-power high-performance analog-to-digital converters (ADC), National addresses a broad range of applications including communications, medical imaging, test, measurement and consumer video. This year, National introduced seven new 10- and 12-bit high-speed ADCs that deliver excellent dynamic performance at the lowest power levels. Leveraging its analog-optimized CMOS process, National reached the gigahertz range and industry-leading accuracy with the ADC081000. Continuing to expand in our low power, high performance ADC offering, National released the first five members in a new family of general-purpose products that provide superior performance, power, and size. National is an industry leader in silicon temperature sensors and thermal management. Our broad portfolio of products offer pinpoint accuracy, the lowest power consumption and smallest packages on the market.

interface

National invented Low Voltage Differential Signaling (LVDS)—and today it is rapidly becoming the most popular differential data transmission standard in the industry. National's portfolio includes serializers/deserializers (SerDes), drivers/receivers/transceivers, crosspoint switches, clock/data distribution devices, and buffers. This year, National introduced point-to-point differential signaling. PPDS™ architecture enables cinema-quality display performance and can support LCD TVs up to 90 inches in diagonal.

The management of National Semiconductor Corporation and its subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying consolidated financial statements and related information.

The statements have been prepared by us in accordance with generally accepted accounting principles and, in the judgment of management, present fairly our financial position, results of operations and cash flows. These statements necessarily include amounts that are based on our best estimates and judgments and give due consideration to materiality. We also prepared the other information in the annual report and are responsible for its accuracy and consistency with the financial statements.

Our financial statements have been audited by KPMG LLP, independent registered public accounting firm who, in accordance with auditing standards generally accepted in the United States of America, express an opinion on the fairness of the financial statement presentation. We have made available to KPMG all of our financial records and related data, as well as minutes of shareholders' and directors' meetings. In addition, we believe that all representations made during the audit were valid and appropriate.

We maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Such controls include clearly defined lines of responsibility and delegation of authority; communication of formal policies and procedures that demand employees maintain the highest level of ethical standards in the conduct of our business; and the careful selection, training and development of employees. Our system of internal controls and procedures is regularly reviewed and revised, where appropriate, to address changing circumstances and requirements. We also maintain a strong internal auditing program that assesses the effectiveness of internal controls and recommends possible improvements. As part of the audit of our financial statements, KPMG has considered the system of internal controls, tested the system to the extent required by auditing standards generally accepted in the United States of America, and provided us with internal control recommendations. This is to assist in the design of the audit and not to express an opinion on the adequacy of controls. We believe that our system of internal controls is effective, and that an appropriate balance between the costs and benefits of such a system has been achieved.

The Board of Directors pursues its responsibility for our financial statements through its three-member audit committee composed solely of independent non-employee directors. The audit committee provides oversight of the financial reporting process and meets periodically with KPMG, our management and the internal auditors. KPMG and our internal auditors have direct access to our audit committee to discuss the scope and results of their audit work, the adequacy of internal controls and the quality of financial reporting.

Brian L. Halla
Chairman, President and Chief Executive Officer

Lewis Chew
Senior Vice President, Finance and Chief Financial Officer

Robert E. DeBarr
Controller and Chief Accounting Officer

Five-Year Selected Financial Data

YEARS ENDED IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE FIGURES	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002	MAY 27, 2001	MAY 28, 2000
OPERATING RESULTS					
Net sales	**$1,983.1**	$1,672.5	$1,494.8	$2,112.6	$2,139.9
Operating costs and expenses	**1,652.9**	1,690.9	1,641.7	1,881.5	1,783.6
Operating income (loss)	**330.2**	(18.4)	(146.9)	231.1	356.3
Interest income, net	**10.4**	14.8	22.0	52.5	15.3
Other income (expense), net	**(6.9)**	(19.7)	1.5	23.5	263.7
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**333.7**	(23.3)	(123.4)	307.1	635.3
Income tax expense (benefit)	**49.0**	10.0	(1.5)	61.4	14.5
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	**$ 284.7**	$ (33.3)	$ (121.9)	$ 245.7	$ 620.8
Net income (loss)	**$ 282.8**	$ (33.3)	$ (121.9)	$ 245.7	$ 620.8
Earnings (loss) per share:					
From continuing operations before cumulative effect of a change in accounting principle:					
Basic	**$ 0.79**	$ (0.09)	$ (0.34)	$ 0.70	$ 1.79
Diluted	**$ 0.73**	$ (0.09)	$ (0.34)	$ 0.65	$ 1.62
Net income (loss):					
Basic	**$ 0.78**	$ (0.09)	$ (0.34)	$ 0.70	$ 1.79
Diluted	**$ 0.73**	$ (0.09)	$ (0.34)	$ 0.65	$ 1.62
Weighted-average common and potential common shares outstanding:					
Basic	**361.0**	363.6	355.0	351.8	347.2
Diluted	**388.5**	363.6	355.0	376.8	383.4
FINANCIAL POSITION AT YEAR-END					
Working capital	**$ 784.5**	$ 872.0	$ 804.3	$ 803.2	$ 791.1
Total assets	**$2,280.4**	$2,248.4	$2,290.7	$2,362.6	$2,382.2
Long-term debt	**$ –**	$ 19.9	$ 20.4	$ 26.2	$ 48.6
Total debt	**$ 22.1**	$ 22.2	$ 25.9	$ 55.6	$ 80.0
Shareholders' equity	**$1,680.5**	$1,706.0	$1,781.1	$1,767.9	$1,643.3
OTHER DATA					
Research and development	**$ 352.8**	$ 435.6	$ 441.0	$ 435.6	$ 386.1
Capital additions	**$ 215.3**	$ 154.9	$ 138.0	$ 239.5	$ 168.7
Number of employees (in thousands)	**9.7**	9.8	10.1	10.3	10.5

We did not pay cash dividends on our common stock in any of the years presented above.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe the following critical accounting policies are those policies that have a significant effect on the determination of our financial position and results of operations. These policies also require us to make our most difficult and subjective judgments:

a) Revenue Recognition

We recognize revenue from the sale of semiconductor products upon shipment, provided title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 51 percent of our semiconductor product sales were made through distributors in fiscal 2004. We have agreements with our distributors that cover various programs, including pricing adjustments based on resales, scrap allowances and volume incentives. The revenue we record for these distribution sales is net of estimated provisions for these programs. When determining this net distribution revenue, we must make significant judgments and estimates. Our estimates are based upon historical experience rates, inventory levels in the distribution channel, current economic trends, and other related factors. Actual distributor activity has been materially consistent with the provisions we have made based on our estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Our financial condition and operating results are dependent on our ability to make reliable estimates and we believe that our estimates are reasonable. However, different judgments or estimates could result in variances that might be significant to reported operating results.

Service revenues, which are included in net sales, are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement.

Intellectual property income is not classified as sales. This income is classified as a component of special items in the consolidated statement of operations and is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and no further obligations to the other party exist.

b) Valuation of Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. We reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory by an amount that is the difference between its cost and the estimated market value based upon assumptions about future demand and market conditions. Our products are classified as either custom, which are those products manufactured with customer-specified features or characteristics, or non-custom, which are those products that do not have customer-specified features or characteristics. We evaluate obsolescence by analyzing the inventory aging, order backlog and future customer demand on an individual product basis. If actual demand were to be substantially lower than what we have estimated, we may be required to write inventory down below the current carrying value. While our estimates require us to make significant judgments and assumptions about future events, we believe our relationships with our customers, combined with our understanding of the end-markets we serve, provide us with the ability to make reliable estimates. The actual amount of obsolete or unmarketable inventory has been materially consistent with previously estimated write-downs we have recorded. We also evaluate the carrying value of inventory for lower-of-cost-or-market on an individual product basis, and these evaluations are intended to identify any difference between net realizable value and standard cost. Net realizable value is determined as the selling price of the product less the estimated cost of disposal. When necessary, we reduce the carrying value of inventory to net realizable value. If actual market conditions and resulting product sales were to be less favorable than what we have projected, additional inventory write-downs may be required.

c) Impairment of Goodwill, Intangible Assets and Other Long-lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. We assess the impairment of goodwill annually in our fourth fiscal quarter and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred. Intangible assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Other intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- Significant decrease in the market value of an asset
- Significant changes in the extent or manner for which the asset is being used or in its physical condition
- A significant change, delay or departure in our business strategy related to the asset
- Significant negative changes in the business climate, industry or economic conditions
- Current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset

Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in our current business model. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material adverse effect on our financial position and results of operations. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation.

Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units with goodwill. The fair value of a reporting unit is measured at the business unit level using a discounted cash flow approach that incorporates our estimates of future revenues and costs for those business units. Reporting units with goodwill include our wireless, displays, power management and data conversion business units, which are operating segments within our Analog reportable segment, and our enterprise networking and device connectivity business units, which are included in "All Others." Our estimates are consistent with the plans and estimates that we are using to manage the underlying businesses. If we fail to deliver new products for these business units, or if the products fail to gain expected market acceptance, or market conditions for these businesses fail to sustain improvement, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material adverse effect on our net equity and results of operations.

d) Deferred Income Taxes

We determine deferred tax liabilities and assets based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the tax rate expected to be in effect when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. Our forecast of expected future taxable income is based over those future periods that we believe can be reasonably estimated. Changes in market conditions that differ materially from our current expectations and changes in future tax laws in the U.S. and international jurisdictions may cause us to change our judgments of future taxable income. These changes, if any, may require us to adjust our existing tax valuation allowance higher or lower than the amount we currently have recorded.

OVERVIEW

We began fiscal 2004 as a stronger company focused on achieving greater profitability and better return on invested capital through increased sales of our higher-margin analog products. During fiscal 2004, we continued to follow through on profit-improvement actions that were first announced in February 2003. For example, in late August 2003, we completed the exit and sale of our information appliance business, consisting primarily of the GeodeTM family of integrated processor products (See Note 3 to the Consolidated Financial Statements). During the year, we also completed other cost reduction activities that resulted in lower R&D spending for the company as a whole. At the same time, we were able to increase our research and development investments in analog capabilities. As a result of our actions, combined with better overall market conditions, our financial results in fiscal 2004 were substantially improved compared to fiscal 2003.

In reviewing our performance we consider several key financial measures. When reviewing our net sales performance, we look at sales growth rates, new order rates (including turns orders), average selling prices, revenue from new products and market share in the Standard Linear category as defined by World Semiconductor Trade Statistics. We generally define new products as those introduced within the last three years. We gauge our operating income performance by gross margin trends, product mix, average selling prices, factory utilization rates and operating expenses relative to sales. We are focused on generating a return on invested capital that consistently exceeds our cost of capital and is higher than what we have typically generated historically. To improve our return on invested capital we concentrate on operating income, working capital management, capital expenditures and cash management. Operating income improvements are being driven by gross margin growth and more efficient operating expense ratios.

During September and October 2003, we repurchased a total of 25.4 million shares of our common stock for $400 million in connection with a stock repurchase program announced in July 2003. This program was followed by the announcement of another $400 million stock repurchase program in March 2004. Under this second program, we repurchased an additional 7.0 million shares of our common stock for $142.5 million through the end of fiscal 2004. These stock repurchase programs are one element of an overall effort to increase our return on invested capital, which we believe improve shareholder value. We also completed a two-for-one stock split in May 2004, which was paid in the form of a stock dividend. We did the stock split to make our stock more affordable to the individual investor while keeping the price per share and the number of shares outstanding comparable to other leading companies in our industry and to allow for less dilution of our shareholder base as a result of our various stock plans.

The following table and discussion provides an overview of our operating results for fiscal years 2004, 2003 and 2002:

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	% CHANGE	MAY 25, 2003	% CHANGE	MAY 26, 2002
Sales	**$ 1,983.1**	19%	$ 1,672.5	12%	$ 1,494.8
Operating income (loss)	**$ 330.2**		$ (18.4)		$ (146.9)
As a % of sales	**17%**		(1%)		(10%)
Net income (loss)	**$ 282.8**		$ (33.3)		$ (121.9)
As a % of sales	**14%**		(2%)		(8%)

Net sales were greater in fiscal 2004 than in fiscal 2003. The sales increases are attributable to both higher industry demand and our market share gains in key standard linear markets, particularly for power management products. Unit shipments for the company were up 22 percent in fiscal 2004 from unit shipments in fiscal 2003, while average selling prices were flat. The improvement in net income was driven by higher gross margin on higher sales, as well as lower operating expenses.

Net income for fiscal 2004 included special items of $41.6 million, which include charges of $30.0 million arising from a lawsuit brought against us by ZF Micro Solutions, Inc. (See Note 17 to the Consolidated Financial Statements) and $3.1 million for the settlement of certain patent infringement claims. Special items also included a net charge of $19.6 million for cost reduction actions and the exit and sale of the information appliance business completed in August 2003 (See Note 3 to the Consolidated Financial Statements). In addition, special items included $11.1 million of net intellectual property income. Prior to fiscal 2004, net intellectual property income was classified as non-operating income. Net intellectual property income reported in prior years has been reclassified to conform to this presentation. Fiscal 2004 net income also included a $1.9 million charge (including a tax effect of $0.2 million) for the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" (See Note 7 to the Consolidated Financial Statements).

The increase in net sales for fiscal 2003 over fiscal 2002 came from higher demand, particularly from customers in our wireless handset market, as business conditions for the semiconductor industry slowly improved from those in fiscal 2002, although general market and worldwide economic conditions were essentially flat. Unit shipments were up 29 percent from unit shipments in fiscal 2002, but average selling prices in fiscal 2003 were down 13 percent from fiscal 2002. Notwithstanding the net loss in fiscal 2003, the improvement in net results compared to fiscal 2002 was primarily driven by the increase in sales in fiscal 2003 over that of fiscal 2002.

Net loss for fiscal 2003 included $38.2 million of special items. These special items included $0.7 million for in-process R&D charges related to the acquisition of DigitalQuake (See Note 4 to the Consolidated Financial Statements) and a net charge of $43.6 million related to cost reduction actions (See Note 3 to the Consolidated Financial Statements), which were taken as part of our strategic profit improvement actions. Special items also included $6.1 million of net intellectual property income. The fiscal 2003 net loss also had $13.8 million of charges included in R&D expenses for the write-down of technology licenses (See the Research and Development section below).

SALES

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	% CHANGE	MAY 25, 2003	% CHANGE	MAY 26, 2002
Analog segment	**$1,664.7**	**23%**	$ 1,350.0	14%	$ 1,182.5
As a % of sales	**84%**		81%		79%
All others	**318.4**	**(1%)**	322.5	3%	312.3
As a % of sales	**16%**		19%		21%
Total sales	**$1,983.1**		$ 1,672.5		$ 1,494.8
	100%		100%		100%

The chart above and the following discussion are based on our reportable segments described in Note 14 to the Consolidated Financial Statements.

Our sales growth in fiscal 2004 was essentially all due to the Analog segment. Growth in Analog segment sales was driven by higher consumer demand for products such as wireless phones and notebook computers, and also because of a general trend towards increased analog semiconductor content in a variety of electronic products. Unit volume was up 22 percent over the prior year and average selling prices for fiscal 2004 as a whole grew just slightly at 1 percent over fiscal 2003. Average selling prices were higher in the second half of fiscal 2004, reflecting both a richer mix of products as well as actual price improvements, as we have been actively striving to increase our sales of high value, high performance analog products. Within the Analog segment, sales of power management products led the growth in sales with an increase of 35 percent from sales in fiscal 2003 where we continued to grow at a faster rate than the overall market. The increased activity in wireless handsets largely drove the sales growth in power management products. Sales of audio, data conversion and application-specific wireless (including radio frequency building blocks) products also contributed to the growth with increases of 30 percent, 28 percent and 26 percent in fiscal 2004, respectively, over sales in fiscal 2003.

For fiscal 2004, sales increased in all geographic regions compared to fiscal 2003. The increases were 35 percent in Japan, 21 percent in the Asia Pacific region, 16 percent in Europe and 8 percent in the Americas. Sales in fiscal 2004 as a percentage of total sales remained flat at 46 percent for the Asia Pacific region and 20 percent in Europe. Japan increased to 13 percent of total sales while the Americas decreased to 21 percent. Foreign currency-denominated sales in fiscal 2004 were favorably affected by foreign currency exchange rate fluctuations as the Japanese yen, pound sterling and euro all strengthened against the dollar, but the impact on overall fiscal 2004 sales was minimal since only a quarter of our total sales was denominated in foreign currency.

The growth in Analog segment sales for fiscal 2003 over fiscal 2002 came from higher volume as unit shipments increased 30 percent from fiscal 2002. However, average selling prices declined 11 percent from fiscal 2002, due to a shift in product mix and some modest price declines. The mix was impacted by increased sales of certain higher performing analog products offered in very small form factors. Although these products were relatively lower in price, within our portfolio of products, their gross margins were relatively higher. Within the Analog segment, sales of audio, power management and amplifier products increased in fiscal 2003 by 41 percent, 45 percent and 23 percent, respectively, from sales in fiscal 2002. Sales of application-specific wireless products, primarily radio frequency building blocks, were flat year on year.

For fiscal 2003, sales increased in all geographic regions compared to fiscal 2002. The increases were 28 percent in Japan, 17 percent in the Asia Pacific region, 5 percent in Europe and 3 percent in the Americas. Sales for fiscal 2003 as a percentage of total sales increased to 46 percent for the Asia Pacific region and 11 percent in Japan, while decreasing to 23 percent in the Americas and 20 percent in Europe. Many of our customers have manufacturing operations in the Asia Pacific region that make their purchases in that region and as a result, sales increased in the Asia Pacific region and declined in Europe and the Americas. Foreign currency-denominated sales in fiscal 2003 were favorably affected by foreign currency exchange rate fluctuations as the Japanese yen, pound sterling and euro all strengthened against the dollar, but the impact on overall fiscal 2003 sales was minimal since less than a quarter of our fiscal 2003 total sales was denominated in foreign currency.

GROSS MARGIN

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	% CHANGE	MAY 25, 2003	% CHANGE	MAY 26, 2002
Sales	**$1,983.1**	**19%**	$ 1,672.5	12%	$ 1,494.8
Cost of sales	**970.8**	**3%**	946.8	1%	941.4
Gross margin	**$1,012.3**		$ 725.7		$ 553.4
As a % of sales	**51%**		43%		37%

The increase in gross margin for fiscal 2004 over fiscal 2003 was driven by a combination of higher factory utilization and improvement in product mix. Wafer fabrication capacity utilization during fiscal 2004 was 93 percent, based on wafer starts, compared to 71 percent for fiscal 2003. As discussed in the Sales section above, our product mix has improved through active efforts to increase the portion of our business that comes from high value, higher performance analog products, which are more proprietary in nature and can generate higher margins than products that are less proprietary or are multi-sourced. Analog segment sales grew to 84 percent of total sales in fiscal 2004 from 81 percent of total sales in fiscal 2003, which also positively impacts our gross margins because our analog products generally have higher margins than non-analog products.

The increase in gross margin for fiscal 2003 over fiscal 2002 was primarily driven by higher factory utilization. Wafer fabrication capacity utilization during fiscal 2003 was 71 percent, compared to 55 percent in fiscal 2002 when production activity was much lower due to weaker business conditions. Improvement in overall product mix and lower manufacturing costs in fiscal 2003 also offset an unfavorable impact on gross margin coming from actual price declines on selected products.

RESEARCH AND DEVELOPMENT

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	% CHANGE	MAY 25, 2003	% CHANGE	MAY 26, 2002
Research and development	**$352.8**	19%	$435.6	(1%)	$441.0
As a % of sales	**18%**		26%		30%

Research and development expenses shown in the table above exclude in-process R&D charges of $0.7 million in fiscal 2003 and $1.3 million in fiscal 2002.

Lower research and development expenses in fiscal 2004 from fiscal 2003 reflect the impact of actions we initially launched in February 2003 to reduce our research and development expenses as a percentage of sales. These actions included exits of businesses, headcount reductions and restructuring of a licensing agreement with Taiwan Semiconductor Manufacturing Company. Ongoing research and development spending is heavily focused on our analog products and our underlying analog capabilities. Total company spending through fiscal 2004 for new product development was down 16 percent, and for process and support technology was down 33 percent from fiscal 2003 primarily because of the business areas we exited. Although research and development spending is down as a whole and as a percentage of sales, research and development spending for our Analog segment increased as we continue to invest in the development of new analog and mixed-signal technology-based products for wireless handsets, displays, notebook PCs, other portable devices, as well as applications for the broader markets requiring analog technology. A significant portion of our research and development is directed at power management technology.

R&D expenses for fiscal 2003 included $13.8 million of charges for the writedown of technology licenses. Of this total, $5.0 million came from the technology license with TSMC that was impaired when we restructured the agreement and entered into a new agreement to use TSMC as our supplier of wafers for products with feature sizes of 0.15-micron and below. In addition, we reached alternative arrangements with two other R&D partners that led to the impairment of additional technology licenses for the remaining $8.8 million charge. Excluding these charges, R&D expenses in fiscal 2003 were lower by 4 percent from expenses in fiscal 2002. The lower R&D expenses reflected our effort to control the level of expenditures, in light of weak business conditions.

SELLING, GENERAL AND ADMINISTRATIVE

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	% CHANGE	MAY 25, 2003	% CHANGE	MAY 26, 2002
Selling, general and administrative	**$287.7**	6%	$270.3	4%	$260.9
As a % of sales	**15%**		16%		17%

The increases in selling, general and administrative expenses for fiscal 2004 over fiscal 2003 were consistent with increased business levels and were mainly due to higher costs in fiscal 2004 related to employee compensation and benefits, as well as incremental costs for outside services. Although sales levels increased substantially in the last three quarters of fiscal 2004, we are continuing to focus on controlling our cost structure in a way that allows sales to rise faster than expenses. As a result, SG&A expenses as a percent of sales declined from 16 percent in fiscal 2003 to 15 percent in fiscal 2004 and were down to 13 percent in the fourth quarter of fiscal 2004.

The overall increase in SG&A expenses for fiscal 2003 over expenses for fiscal 2002 was mainly due to higher payroll and employee benefit expenses. The expenses for fiscal 2003 also reflect higher expenses from foreign currency remeasurement losses of $3.5 million compared to a $0.2 million net gain in fiscal 2002.

COST REDUCTION PROGRAMS AND RESTRUCTURING OF OPERATIONS

During fiscal 2004, we substantially completed the cost reduction activities related to our strategic profit-improvement actions that were initially launched in February 2003. These actions included the exit and sale of our information appliance business, consisting primarily of the GeodeTM family of integrated processor products, and other cost reduction activities that were also aimed at improving profitability. As a result, we recorded a net charge of $19.6 million in fiscal 2004. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges, as well as a discussion of activity during fiscal 2004 related to previously announced actions.

CHARGE FOR ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with our acquisition during fiscal 2003 of DigitalQuake, Inc., we allocated $0.7 million of the total purchase price to the value of in-process R&D. In connection with our acquisitions during fiscal 2002 of the combined companies of Fincitec Oy and ARSmikro OU, and separately of Wireless Solutions Sweden AB, $0.2 million and $1.1 million of the total purchase price for each acquisition were respectively allocated to the value of in-process R&D. These amounts were expensed upon acquisition because technological feasibility had not been established and no alternative uses existed for the technologies. For more specific information on each acquisition, see Note 4 to the Consolidated Financial Statements.

INTEREST INCOME AND INTEREST EXPENSE

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
Interest income	$11.6	$16.3	$25.9
Interest expense	(1.2)	(1.5)	(3.9)
Interest income, net	$10.4	$14.8	$22.0

The decrease in interest income, net for fiscal 2004 compared to fiscal 2003 was due to lower average interest rates on lower average cash balances in fiscal 2004. Although we generated positive cash flow from operations, our cash balances in fiscal 2004 are lower mainly as a result of the repurchase of 32.4 million shares of our common stock for $542.5 million. Offsetting interest expense was lower during fiscal 2004 compared to fiscal 2003 as we continued to reduce our outstanding debt.

The decrease in net interest income for fiscal 2003 was due to lower average interest rates on slightly higher average cash balances during fiscal 2003 compared to fiscal 2002. Offsetting interest expense was lower for fiscal 2003 as we continued to reduce our outstanding debt balances.

OTHER INCOME (EXPENSE), NET

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
Share in net losses of equity-method investments	$(14.1)	$(15.9)	$(7.3)
Net gain (loss) on marketable and other investments, net	6.6	(3.9)	9.4
Other	0.6	0.1	(0.6)
Total other income (expense), net	$ (6.9)	$(19.7)	$ 1.5

The components of our other income (expense), net are primarily derived from activities related to our investments. Net gain on investments for fiscal 2004 was primarily from the sale of shares in two nonpublicly traded companies upon their acquisitions by third parties. Net loss on investments in fiscal 2003 was the result of impairment losses for other than temporary declines in fair value of nonmarketable investments that more than offset gains from the sale of marketable investments. Net gain on investments in fiscal 2002 was primarily from the sale of marketable investments. Our share in net losses of equity-method investments was lower in fiscal 2004 as we had fewer equity-method investments in nonpublic companies than in fiscal 2003.

INCOME TAX EXPENSE

We recorded income tax expense of $49.0 million in fiscal 2004 on income before taxes and cumulative effect of a change in accounting principle. This compares to income tax expense of $10.0 million in fiscal 2003 and an income tax benefit of $1.5 million in fiscal 2002 when in both years our income before taxes was much lower than in fiscal 2004. The annual effective tax rate for fiscal 2004 was approximately 15 percent. Fiscal 2004 tax expense consisted primarily of U.S. income tax, net of net operating losses and tax credits, and non-U.S. income taxes. The fiscal 2003 tax expense primarily represented non-U.S. income taxes on international income. The fiscal 2002 tax benefit consisted of $11.5 million for the expected refund of U.S. taxes as a result of a change in the federal tax law, which was mostly offset by $10.0 million of tax expenses on international income. Our ability to realize net deferred tax assets ($85.6 million at May 30, 2004) is primarily dependent on our ability to generate future U.S. taxable income. We believe that it is more likely than not that we will generate sufficient taxable income to utilize these tax assets, but it is possible that we will be unable to do so and therefore unable to realize the benefits of recognized tax assets. This could result in future charges to increase the deferred tax asset valuation allowance.

FOREIGN OPERATIONS

Our foreign operations include manufacturing facilities in the Asia Pacific region and Europe and sales offices throughout the Asia Pacific region, Europe and Japan. A portion of the transactions at these facilities is denominated in local currency, which exposes us to risk from exchange rate fluctuations. Our exposure from expenses at foreign manufacturing facilities during fiscal 2004 was concentrated in U.K. pound sterling, Singapore dollar and Malaysian ringgit. Bringing our assembly and test facility in China into operation during fiscal 2005 may add some risk from Chinese RMB exchange rate fluctuations in the future. Where practical, we hedge net non-U.S. dollar denominated asset and liability positions using forward exchange and purchased option contracts. Our exposure from foreign currency denominated revenue is limited to the Japanese yen and the euro. We hedge up to 100 percent of the notional value of outstanding customer orders denominated in foreign currency, using forward exchange contracts and over-the-counter foreign currency options. A portion of anticipated foreign sales commitments is at times hedged using purchased option contracts that have an original maturity of one year or less.

At some of our international locations, we maintain defined benefit pension plans that are operated in accordance with local statutes and practices. As required by the pension accounting standards, we record an adjustment for minimum pension liability to adjust the liability related to one of these plans to equal the amount of the unfunded accumulated benefit obligation. For fiscal 2004, the adjustment was $24.3 million and a corresponding amount is reflected in the consolidated financial statements as a component of accumulated other comprehensive loss. This adjustment decreased the unfunded benefit obligation from $118.1 million in fiscal 2003 to $86.4 million in fiscal 2004. The improvement in the funding status of this plan was mainly due to the increase in the value of the plan's assets, since the value of the plan's accumulated benefit obligation increased slightly with an additional year's accrual for pension liabilities and an increase in the average age of plan participants. As we have done in the past, we will continue to fund the plan in the future to adequately meet the minimum funding requirements under local statutes.

FINANCIAL MARKET RISKS

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

Due to the short-term nature of the major portion of our cash portfolio, a series of severe cuts in interest rates does have a significant impact on the amount of interest income we earn from our cash portfolio. An increase in interest rates benefits us due to our large net cash position. An increase in interest rates would not necessarily immediately increase interest expense due to the fixed rates of our existing debt obligations.

A substantial majority of our revenue and capital spending is transacted in U.S. dollars. However, we enter into transactions in other currencies, primarily the Japanese yen, euro and certain other Asian currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established programs to hedge our exposure to these changes in foreign currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 15 percent in all currencies) in exchange rates would result in a decline in income before taxes of less than $5 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

All of the potential changes noted above are based on sensitivity analyses performed on our balances as of May 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED: (IN MILLIONS)	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
Net cash provided by operating activities	$ 477.7	$221.6	$ 122.0
Net cash used by investing activities	(252.2)	(123.4)	(330.6)
Net cash (used by) provided by financing activities	(384.8)	22.7	72.1
	$(159.3)	$120.9	$(136.5)

The primary factors contributing to the changes in cash and cash equivalents in fiscal 2004, 2003 and 2002 are described below:

In fiscal 2004, cash was generated from operating activities primarily from net income, adjusted for noncash items (primarily depreciation and amortization), net of the negative impact that came from changes in working capital components. These changes in working capital components were mainly driven by the overall higher levels of business activity in fiscal 2004. We also generated cash from operating activities in fiscal 2003 because the positive impact from the net loss, when adjusted for noncash items (primarily depreciation and amortization), was greater than the negative impact from changes in working capital components. In fiscal 2002, we generated operating cash because the noncash components of our net loss, primarily depreciation and amortization, were greater than the reported net loss and the negative impact from changes in working capital components.

Major uses of cash for investing activities during fiscal 2004 included investment in property, plant and equipment of $215.3 million, primarily for machinery and equipment, net purchases of available-for-sale securities of $27.7 million and payments for security deposits on leased equipment of $20.1 million. Major uses of cash for investing activities for fiscal 2003 included investment in property, plant and equipment of $154.9 million, primarily for machinery and equipment, the acquisition of DigitalQuake for $11.0 million, net of cash acquired (See Note 4 to the Consolidated Financial Statements) and investment in nonpublicly traded companies of $21.8 million. These uses of cash were partially offset by proceeds from the net sale and maturity of marketable securities of $49.2 million. Major uses of cash in fiscal 2002 included investment in property, plant and equipment of $138.0 million, net purchases of available-for-sale securities of $111.5 million and the acquisitions of Fincitec Oy, ARSmikro OU and Wireless Solutions Sweden AB for a total of $42.1 million, net of cash acquired (See Note 4 to the Consolidated Financial Statements).

The primary use of cash from our financing activities in fiscal 2004 came from our repurchase of a total 32.4 million shares of our common stock for $542.5 million, net advances of $29.4 million to acquire our common stock and payments of $22.7 million on software license obligations. A portion (15.7 million shares) of the stock repurchase was transacted directly with a major financial institution and the remainder in the open market. These uses of cash were partially offset by proceeds of $211.9 million from the issuance of common stock under employee benefit plans. The primary source of cash from financing activities during fiscal 2003 came from the issuance of common stock under employee benefit plans of $42.7 million, which was partially offset by payments of $14.6 million on software license obligations and a $5.4 million repayment of our outstanding debt balances. The primary source of cash in fiscal 2002 came from the issuance of common stock under employee benefit plans in the amount of $107.1 million, which was partially offset by repayment of $20.6 million of our outstanding debt balances and payments of $14.4 million on software license obligations.

In March 2004, we announced that the Board of Directors approved another $400 million stock repurchase program similar to the $400 million stock repurchase program completed in September and October 2003. The new stock repurchase program is consistent with our current business model which focuses on higher value analog products and, therefore, is less capital intensive than it has been historically. This stock repurchase program is one element of an overall effort to increase our return on invested capital, which we believe improves shareholder value. As of the end of fiscal 2004, the approved repurchase program in place allows for $257.5 million of future common stock repurchases.

We foresee continuing cash outlays for plant and equipment in fiscal 2005, with our primary focus on extending our analog capacity and capabilities at our existing sites. The construction of an assembly and test facility in China that was begun in fiscal 2003 as part of our effort to increase assembly and test capacity is close to completion and will be operational in fiscal 2005. We currently expect our fiscal 2005 capital expenditure amount to be in a similar range as the fiscal 2004 amount. However, we continue to manage capital expenditures within our targeted goals for return on invested capital and in light of business conditions. We expect existing cash and investment balances, together with existing lines of credit, to be sufficient to finance planned capital investments in fiscal 2005, as well as the stock repurchase program.

Our cash and investment balances are dependent on continued collection of customer receivables and the ability to sell inventories. Although we have not experienced major problems with our customer receivables, significant declines in overall economic conditions could lead to deterioration in the quality of customer receivables. In addition, major declines in financial markets would likely cause reductions in our cash equivalents and marketable investments.

The following table provides a summary of the effect on liquidity and cash flows from our contractual obligations as of May 30, 2004:

(IN MILLIONS)	FISCAL YEAR: 2005	2006	2007	2008	2009	2010 AND THEREAFTER	TOTAL
Contractual obligations:							
Debt obligations	$22.1	$ –	$ –	$ –	$ –	$ –	$ 22.1
Accrued software license obligations	21.7	10.0	8.2	–	–	–	39.9
Noncancelable operating leases	27.4	22.8	19.1	9.6	6.8	5.8	91.5
Purchase obligations under:							
Fairchild manufacturing agreement	2.6	–	–	–	–	–	2.6
Other	2.8	2.2	0.7	0.3	0.2	–	6.2
Total	$76.6	$35.0	$28.0	$9.9	$7.0	$5.8	$162.3
Commercial Commitments:							
Standby letters of credit under bank multicurrency agreement	$ 8.8	–	–	–	–	–	$ 8.8

In addition, as of May 30, 2004, capital purchase commitments were $62.1 million.

OUTLOOK

Although overall economic conditions continue to be somewhat difficult to predict, demand levels throughout fiscal 2004 strengthened as we saw market conditions in the semiconductor industry improve from a year ago. New orders received during fiscal 2004 were stronger than originally expected and higher than in the preceding year. New orders also increased at a faster rate than sales, as a result of stronger order patterns in our distribution channels, which tend to serve broader markets beyond wireless handset and PCs. New orders from our top OEM customers, which include several major wireless handset manufacturers, strengthened significantly in the second half of the fiscal year. Our opening 13-week backlog entering the first quarter of fiscal 2005 was higher than it was when we began the fourth quarter of fiscal 2004. However, we anticipate turns orders, which are orders received with delivery requested in the same quarter, to be seasonally lower in the first quarter of fiscal 2005 compared to the level in the fourth quarter. This is consistent with what we have typically experienced in our August quarter in previous years. Our experience has been that orders usually start slow at the beginning of summer and pick up later in the quarter in preparation for increased manufacturing activity that usually occurs in the latter part of the calendar year. Considering all factors, including those discussed above, we expect sales for the first quarter of fiscal 2005 to decline 4 percent to 5 percent from the level achieved in our fiscal 2004 fourth quarter. This is down from the original range we expected at the time we announced our fourth quarter earnings on June 10, 2004 since we have seen a more significant decrease in turns orders to date than originally anticipated. However, if backlog orders are cancelled or if the currently anticipated level of turns orders is not received, actual revenues may be lower. We anticipate our gross margin percentage in the first quarter of fiscal 2005 to be comparable to our fiscal 2004 fourth quarter.

Our operating expenses, consisting of research and development and selling, general and administrative, have benefited from the significant actions we have taken since fiscal 2003 when we initially launched a strategic profit-improvement plan. This is partially offset by incremental programs aimed at analog growth markets. For the first quarter of fiscal 2005, we anticipate operating expenses to be comparable to fiscal 2004 fourth quarter levels. We expect our investment in property, plant and equipment in total for fiscal 2005 to be slightly higher than fiscal 2004. See "Liquidity and Capital Resources."

RISK FACTORS

Conditions inherent in the semiconductor industry cause periodic fluctuations in our operating results. Rapid technological change and frequent introduction of new technology leading to more complex and integrated products characterize the semiconductor industry. The result is a cyclical environment with short product life cycles, price erosion and high sensitivity to the overall business cycle. Substantial capital and R&D investment are also required to support products and manufacturing processes. We have experienced in the past and expect to experience in the future periodic fluctuations in our operating results. Shifts in product mix toward, or away from, higher margin products can also have a significant impact on our operating results. As a result of these and other factors, our financial results can fluctuate significantly from period to period.

Our business will be harmed if we are unable to compete successfully in our markets. Competition in the semiconductor industry is intense. Our major competitors include Analog Devices, Linear Technology, Maxim, ST Microelectronics and Texas Instruments that sell competing products into some of the same markets that we target. Competition is based on design and quality of products, product performance, price and service, with the relative importance of these factors varying among products, markets and customers.

We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition. We may also compete with some of our customers in certain markets, such as displays and wireless handsets.

The wireless handset market continues to be important to our future growth plans. New products are being developed to address new features and functionality in handsets, such as color displays, advanced audio, lighting features and image capture. Due to high levels of competition, as well as complex technological requirements, there is no assurance that we will continue to be successful in this targeted market. Although the worldwide handset market is large, near-term growth trends are uncertain and difficult to predict with accuracy.

If development of new products is delayed or market acceptance is below expectations, future operating results may be unfavorably affected. We believe that continued focused investment in research and development, especially the timely development and market acceptance of new analog products, is a key factor to our successful growth and our ability to achieve strong financial performance. Successful development and introduction of new products are critical to our ability to maintain a competitive position in the marketplace. We will continue to invest resources to develop more highly integrated solutions and building block products, both primarily based on our analog capabilities. These products will continue to be targeted towards applications such as wireless handsets, displays, notebook PCs, other portable devices and other applications that require analog.

Investments and Acquisitions. We have made and will continue to consider making strategic business investments and alliances and acquisitions we consider necessary to gain access to key technologies that we believe augment our existing technical capability, and support our business model objectives (which includes gross margin, operating margin, and return on invested capital objectives). Acquisitions and investments involve risks and uncertainties that may unfavorably impact our future financial performance. We may not be able to integrate and develop the technologies we acquire as expected. If the technology is not developed in a timely manner, we may be unsuccessful in penetrating target markets. In addition, with any acquisition there are risks that future operating results may be unfavorably affected by acquisition related costs, including in-process R&D charges and incremental R&D spending.

Expansion of our business in the Asian markets. As noted in our discussion of planned capital expenditures, as part of our efforts to expand our business presence in the Asian markets, we began construction during fiscal 2003 of an assembly and test facility in China's Suzhou Industrial Park in the Jiangsu Province of China. Construction of the facility is close to completion and it is expected to be operational in fiscal 2005. We expect the facility to provide analog products quickly and cost effectively to our customers in Asia, as well as other regions as necessary. The facility will also increase our overall assembly and test capacity to support increasing product volume. Product volume increases are dependent upon customer demand. If our product volume does not increase, lower factory utilization, which results in higher manufacturing cost per unit, will unfavorably impact operating results. In addition, unexpected start-up expenses, inefficiencies and delays in the start of production in the facility may reduce expected future gross margin.

We face risks from our international operations. We conduct a substantial portion of our operations outside the United States, and our business is subject to risks associated with many factors beyond our control. These factors include:

- fluctuations in foreign currency rates;
- instability of foreign economies;
- emerging infrastructures in foreign markets;
- support required abroad for demanding manufacturing requirements;
- U.S. and foreign laws and policies affecting trade and investment.

Although we did not experience any materially adverse effects from our foreign operations as a result of these factors in the last year, one or more of these factors has had an adverse effect on us in the past and they could adversely affect us in the future. In addition, although we try to hedge our exposure to currency exchange rate fluctuations, our competitive position relative to non-U.S. suppliers can be affected by the exchange rate of the U.S. dollar against other currencies, particularly the Japanese yen and euro.

Taxes. From time to time, we have received notices of tax assessments from certain governments of countries in which we operate. These governments or other government entities may serve future notices of assessments on us and the amounts of these assessments or our failure to favorably resolve such assessments may have a material adverse effect on our financial condition or results of operations.

Current World Events. Recent unrest in many parts of the world including the continuing hostilities in Iraq and terrorist activities worldwide have resulted in additional uncertainty on the overall state of the world economy. There is no assurance that the consequences from these events will not disrupt our operations either in the U.S. or other regions of the world where we have operations. Although the SARS illness appears to have been contained, if it or other pandemic illness emerges in Asia, our business could be adversely affected. The spread of such illnesses beyond Asia could also negatively impact other aspects of our operations.

Consolidated Balance Sheets

IN MILLIONS, EXCEPT SHARE AMOUNTS	MAY 30, 2004	MAY 25, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 642.9	$ 802.2
Short-term marketable investments	139.3	113.2
Receivables, less allowances of $46.7 in 2004 and $38.2 in 2003	198.9	140.9
Inventories	200.1	142.2
Other current assets	64.6	28.5
Total current assets	1,245.8	1,227.0
Property, plant and equipment, net	699.6	680.7
Goodwill	173.3	173.3
Deferred tax assets	73.3	74.4
Other assets	88.4	93.0
Total assets	$2,280.4	$2,248.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 22.1	$ 2.3
Accounts payable	141.0	107.0
Accrued expenses	234.8	196.1
Income taxes payable	63.4	49.6
Total current liabilities	461.3	355.0
Long-term debt	–	19.9
Other noncurrent liabilities	138.6	167.5
Total liabilities	$ 599.9	$ 542.4
Commitments and contingencies		
Shareholders' equity:		
Common stock of $0.50 par value. Authorized 850,000,000 shares. Issued and outstanding 357,611,988 in 2004 and 367,144,776 in 2003	$ 178.8	$ 183.6
Additional paid-in capital	1,038.9	1,369.5
Retained earnings	560.0	277.2
Unearned compensation	(8.8)	(10.0)
Accumulated other comprehensive loss	(88.4)	(114.3)
Total shareholders' equity	1,680.5	1,706.0
Total liabilities and shareholders' equity	$2,280.4	$2,248.4

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

YEARS ENDED IN MILLIONS, EXCEPT PER SHARE AMOUNTS	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
Net sales	$1,983.1	$1,672.5	$1,494.8
Operating costs and expenses:			
Cost of sales	970.8	946.8	941.4
Research and development	352.8	435.6	441.0
Selling, general and administrative	287.7	270.3	260.9
Special items	41.6	38.2	(1.6)
Total operating costs and expenses	1,652.9	1,690.9	1,641.7
Operating income (loss)	330.2	(18.4)	(146.9)
Interest income, net	10.4	14.8	22.0
Other income (expense), net	(6.9)	(19.7)	1.5
Income (loss) before taxes and cumulative effect of a change in accounting principle	333.7	(23.3)	(123.4)
Income tax expense (benefit)	49.0	10.0	(1.5)
Income (loss) before cumulative effect of a change in accounting principle	284.7	(33.3)	(121.9)
Cumulative effect of a change in accounting principle including tax effect of $0.2	(1.9)	–	–
Net income (loss)	$ 282.8	$ (33.3)	$ (121.9)
Earnings (loss) per share:			
Income (loss) before cumulative effect of a change in accounting principle:			
Basic	$ 0.79	$ (0.09)	$ (0.34)
Diluted	$ 0.73	$ (0.09)	$ (0.34)
Cumulative effect of a change in accounting principle including tax effect of $0.2:			
Basic	$ (0.01)	$ –	$ –
Diluted	$ (0.01)	$ –	$ –
Net income (loss):			
Basic	$ 0.78	$ (0.09)	$ (0.34)
Diluted	$ 0.73	$ (0.09)	$ (0.34)
Weighted-average common and potential common shares outstanding:			
Basic	361.0	363.6	355.0
Diluted	388.5	363.6	355.0

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

YEARS ENDED IN MILLIONS	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
Net income (loss)	**$282.8**	$ (33.3)	$(121.9)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale securities	(3.4)	(24.8)	32.6
Reclassification adjustment for net realized (gain) on available-for-sale securities included in net income (loss)	–	(10.1)	(9.4)
Minimum pension liability	29.1	(57.5)	(12.7)
Derivative instruments:			
Unrealized gain (loss) on cash flow hedges	0.2	0.2	(0.4)
Other comprehensive income (loss)	25.9	(92.2)	10.1
Comprehensive income (loss)	**$308.7**	$(125.5)	$(111.8)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

IN MILLIONS	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balances at May 27, 2001	347.6	$173.8	$1,207.8	$ 432.4	$(13.9)	$ (32.2)	$1,767.9
Net loss	–	–	–	(121.9)	–	–	(121.9)
Issuance of common stock under option, purchase, and profit sharing plans	11.8	5.9	105.7	–	–	–	111.6
Unearned compensation relating to issuance of restricted stock	0.2	0.1	3.0	–	(3.1)	–	–
Cancellation of restricted stock	(0.1)	–	(0.9)	–	0.8	–	(0.1)
Amortization of unearned compensation	–	–	–	–	3.4	–	3.4
Stock compensation charge	–	–	0.1	–	–	–	0.1
Issuance of common stock upon conversion of convertible subordinated promissory notes	1.2	0.6	9.4	–	–	–	10.0
Other comprehensive income	–	–	–	–	–	10.1	10.1
Balances at May 26, 2002	360.7	180.4	1,325.1	310.5	(12.8)	(22.1)	1,781.1
Net loss	–	–	–	(33.3)	–	–	(33.3)
Issuance of common stock under option, purchase, and profit sharing plans	6.5	3.2	40.6	–	–	–	43.8
Unearned compensation relating to issuance of restricted stock	–	–	0.5	–	(0.5)	–	–
Cancellation of restricted stock	(0.1)	–	(1.4)	–	0.3	–	(1.1)
Amortization of unearned compensation	–	–	–	–	3.0	–	3.0
Effect of investee equity transactions	–	–	4.7	–	–	–	4.7
Other comprehensive loss	–	–	–	–	–	(92.2)	(92.2)
Balances at May 25, 2003	367.1	183.6	1,369.5	277.2	(10.0)	(114.3)	1,706.0
Net income	–	–	–	282.8	–	–	282.8
Issuance of common stock under option, purchase, and profit sharing plans	22.9	11.4	202.4	–	–	–	213.8
Unearned compensation relating to issuance of restricted stock	0.2	0.1	3.0	–	(3.1)	–	–
Cancellation of restricted stock	(0.2)	(0.1)	(2.5)	–	1.2	–	(1.4)
Amortization of unearned compensation	–	–	–	–	3.1	–	3.1
Tax benefit associated with stock options	–	–	22.2	–	–	–	22.2
Purchase and retirement of treasury stock	(32.4)	(16.2)	(526.3)	–	–	–	(542.5)
Net advances to acquire treasury stock	–	–	(29.4)	–	–	–	(29.4)
Other comprehensive income	–	–	–	–	–	25.9	25.9
Balances at May 30, 2004	357.6	$178.8	$1,038.9	$ 560.0	$ (8.8)	$ (88.4)	$1,680.5

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

YEARS ENDED IN MILLIONS	MAY 30, 2004	MAY 25, 2003	MAY 26, 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 282.8	$ (33.3)	$(121.9)
Adjustments to reconcile net income (loss)			
to net cash provided by operating activities:			
Cumulative effect of a change in accounting principle	1.9	–	–
Depreciation, amortization, and accretion	209.9	228.5	230.4
Net (gain) loss on investments	(7.0)	3.9	(9.4)
Share in net losses of equity-method investments	14.1	15.9	7.3
Impairment of technology licenses	–	13.8	–
Loss on disposal of equipment	6.2	2.9	4.4
Tax benefit associated with stock options	22.2	–	–
Deferred tax provision	–	3.6	18.0
Noncash special items	1.2	12.8	(2.3)
Other, net	3.6	0.8	0.2
Changes in certain assets and liabilities, net:			
Receivables	(50.4)	(7.2)	(8.0)
Inventories	(62.5)	2.8	51.0
Other current assets	(31.6)	3.4	–
Accounts payable and accrued expenses	78.7	(33.4)	(25.8)
Income taxes payable	13.6	1.7	(5.2)
Other noncurrent liabilities	(5.0)	5.4	(16.7)
Net cash provided by operating activities	477.7	221.6	122.0
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(215.3)	(154.9)	(138.0)
Sale of equipment	–	2.3	–
Sale and maturity of available-for-sale securities	359.0	892.6	88.6
Purchase of available-for-sale securities	(386.7)	(843.4)	(200.1)
Sale of investments	12.1	18.0	11.2
Investment in nonpublicly traded companies	(1.8)	(21.8)	(28.8)
Business acquisitions, net of cash acquired	–	(11.0)	(42.1)
Funding of benefit plan	(4.6)	(3.6)	(14.9)
Security deposits on leased equipment	(20.1)	–	–
Other, net	5.2	(1.6)	(6.5)
Net cash used by investing activities	(252.2)	(123.4)	(330.6)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of debt	(2.1)	(5.4)	(20.6)
Payment on software license obligations	(22.7)	(14.6)	(14.4)
Issuance of common stock	211.9	42.7	107.1
Net advances to acquire treasury stock	(29.4)	–	–
Purchase and retirement of treasury stock	(542.5)	–	–
Net cash (used by) provided by financing activities	(384.8)	22.7	72.1
Net change in cash and cash equivalents	(159.3)	120.9	(136.5)
Cash and cash equivalents at beginning of year	802.2	681.3	817.8
Cash and cash equivalents at end of year	$ 642.9	$ 802.2	$ 681.3

See accompanying Notes to Consolidated Financial Statements

NOTE (01)

summary of significant accounting policies

OPERATIONS

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. Our focus is on creating analog-intensive solutions that provide more energy efficiency, portability, better audio and sharper images in electronics systems. We target key markets such as wireless handsets, displays, PCs, networks and a broad range of portable applications.

BASIS OF PRESENTATION

The consolidated financial statements include National Semiconductor Corporation and our majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

Our fiscal year ends on the last Sunday of May. For the fiscal year ended May 30, 2004 we had a 53-week year. Operating results for this additional week are considered immaterial to our consolidated results of operations for fiscal 2004. Fiscal years ended May 25, 2003 and May 26, 2002 were 52-week years.

On May 13, 2004, we completed a two-for-one stock split of our common stock that was paid in the form of a stock dividend (See Note 10 to the Consolidated Financial Statements). All information about capital stock accounts, share and per share amounts included in the accompanying consolidated financial statements and related notes for all years presented have been adjusted to retroactively reflect this stock split.

REVENUE RECOGNITION

We recognize revenue from the sale of semiconductor products upon shipment, provided title and risk of loss has passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. At the time of shipment we record a provision for estimated future returns. Approximately 51 percent of our semiconductor product sales were made through distributors in fiscal 2004. We have agreements with our distributors that cover various programs, including pricing adjustments based on resales, scrap allowances and volume incentives. The revenue we record for these distribution sales is net of estimated provisions for these programs. Service revenues, which are included in net sales, are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement.

Intellectual property income is not classified as sales. This income is classified as a component of special items in the consolidated statement of operations and is recognized when the license is delivered, the fee is fixed and determinable, collection of the fee is reasonably assured and no further obligations to the other party exist.

INVENTORIES

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. We reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory by an amount that is the difference between its cost and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. We use the straight-line method to depreciate machinery and equipment over their estimated useful life (3-5 years). Buildings and improvements are depreciated using both straight-line and declining-balance methods over the assets' remaining estimated useful life (3-50 years), or, in the case of leasehold improvements, over the lesser of the estimated useful life or lease term.

We capitalize eligible costs to acquire software used internally. We use the straight-line method to amortize software used internally over its estimated useful life (3-5 years). Internal-use software is included in the property, plant and equipment balance.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is assigned to reporting units and as of May 30, 2004, we have six reporting units that contain goodwill. Acquisition-related intangible assets other than goodwill include developed technology and patents, which are amortized on a straight-line basis over their estimated useful life (2-6 years). Intangible assets other than goodwill are included within other assets on the consolidated balance sheet.

IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate goodwill for impairment on an annual basis and whenever events or changes in circumstance indicate that it is more likely than not that an impairment loss has been incurred. We evaluate goodwill impairment annually in our fourth fiscal quarter, which has been selected as the period for our recurring evaluation for all reporting units. In fiscal 2004 we tested each reporting unit that contains goodwill as part of our annual goodwill impairment evaluation. We also performed additional tests of our wireless and device connectivity reporting units when the wireless business unit was reorganized into two separate business units beginning in fiscal 2004. Our tests found no impairment of goodwill.

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If assets are determined to be recoverable, but the useful lives are shorter than we originally estimated, we depreciate or amortize the net book value of the asset over the newly determined remaining useful lives.

INCOME TAXES

We determine deferred tax liabilities and assets at the end of each period based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the tax rate expected to be in effect when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

EARNINGS PER SHARE

We compute basic earnings per share using the weighted-average number of common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after giving effect to potential common shares from stock options based on the treasury stock method.

For all years presented, the reported net income (loss) was used in our computation of basic and diluted earnings (loss) per share. A reconciliation of the shares used in the computation follows:

(IN MILLIONS)	2004	2003	2002
Weighted-average common shares outstanding used for basic earnings (loss) per share	**361.0**	363.6	355.0
Effect of dilutive securities:			
Stock options	**27.5**	–	–
Weighted-average common and potential common shares outstanding used for diluted earnings (loss) per share	**388.5**	363.6	355.0

For the fiscal year ended May 30, 2004, we did not include options outstanding to purchase 14.7 million shares of common stock with a weighted-average exercise price of $28.33 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year. However, these shares could potentially dilute basic earnings per share in the future. For the fiscal year ended May 25, 2003, we did not include options outstanding to purchase 88.9 million shares of common stock with a weighted-average exercise price of $14.00 in diluted loss per share since their effect was antidilutive due to the reported loss. For the fiscal year ended May 26, 2002, we did not include options outstanding to purchase 73.8 million shares of common stock with a weighted-average exercise price of $14.12 in diluted loss per share since their effect was also antidilutive due to the reported loss.

CURRENCIES

The functional currency for all operations worldwide is the U.S. dollar. We include gains and losses arising from remeasurement of foreign currency financial statement balances into U.S. dollars in selling, general and administrative expenses. We also include gains and losses resulting from foreign currency transactions in selling, general and administrative expenses.

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents. Cash equivalents are highly liquid instruments with a remaining maturity of three months or less at the time of purchase. We maintain cash equivalents in various currencies and in a variety of financial instruments.

Deferred Compensation Plan Assets. Employee contributions under the deferred compensation plan (See Note 12 to the Consolidated Financial Statements) are maintained in a rabbi trust. Participants can direct the investment of their deferred compensation plan accounts in the same investments funds offered by the 401(k) plan (with the exception of the company stock fund, which is not available for the nonqualified plan). Although participants direct the investment of these funds, they are classified as trading securities and are included in other assets because they remain assets of the company until they are actually paid out to the participants.

Marketable Investments. Debt and marketable equity securities are classified into held-to-maturity or available-for-sale categories. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. We record held-to-maturity securities, which are stated at amortized cost, as either short-term or long-term on the balance sheet based upon contractual maturity date. Debt and marketable equity securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, reported in shareholders' equity as a component of accumulated other comprehensive loss. Gains or losses on securities sold are based on the specific identification method.

Nonmarketable Investments. We have investments in nonpublicly traded companies as a result of various strategic business ventures. These nonmarketable investments are included on the balance sheet in other assets. We record at cost nonmarketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment. We use the equity method of accounting for nonmarketable investments in which we do have the ability to exercise significant influence, but do not hold a controlling interest. Under the equity method, we record our share of net losses of the investees in nonoperating income using a hypothetical liquidation at book value method. As of May 30, 2004, we had nonmarketable investments of $12.6 million included in other assets, which represented strategic business investments in three small nonpublicly traded companies.

Summarized unaudited financial information of our equity-method investments as of and for periods ended closely corresponding to our fiscal years is presented in the following table:

(IN MILLIONS)	2004	2003
COMBINED FINANCIAL POSITION (UNAUDITED)		
Current assets	$38.8	$67.4
Noncurrent assets	4.9	8.5
Total assets	$43.7	$75.9
Current liabilities	8.5	21.6
Noncurrent liabilities	5.0	1.9
Shareholders' equity	30.2	52.4
Total liabilities and shareholders' equity	$43.7	$75.9

(IN MILLIONS)	2004	2003	2002
COMBINED OPERATING RESULTS (UNAUDITED)			
Sales	$ 20.8	$ 4.8	$ 0.6
Costs and expenses	49.3	41.3	20.0
Operating loss	$(28.5)	$(36.5)	$(19.4)
Net loss	$(35.2)	$(45.6)	$(24.4)

Derivative Financial Instruments. As part of our risk management strategy we use derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency and interest rate exposures. Our intent is to offset gains and losses that occur from our underlying exposure with gains and losses on the derivative contracts used to hedge them. As a matter of company policy, we do not enter into speculative positions with derivative instruments. The criteria we use for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and direct matching of the financial instrument to the underlying transaction.

We record all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting. See Note 2 to the Consolidated Financial Statements for a full description of our hedging activities and related accounting policies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values due to the short period of time until their maturity. Fair values of long-term investments, long-term debt, interest rate derivatives, currency forward contracts and currency options are based on quoted market prices or pricing models using prevailing financial market information as of May 30, 2004 and May 25, 2003. The estimated fair value of debt was $22.0 million at May 30, 2004 and $20.8 million at May 25, 2003. See Note 2 to the Consolidated Financial Statements for fair values of marketable securities and derivative financial instruments.

EMPLOYEE STOCK PLANS

We account for our employee stock option and stock purchase plans in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 11 to the Consolidated Financial Statements for more complete information on our stock-based compensation plans.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This information illustrates the effect on net income (loss) and earnings (loss) per share as if we had accounted for stock-based awards to employees under the fair value method specified by SFAS No. 123. The weighted-average fair value of stock options granted during fiscal 2004, 2003 and 2002 was $8.45, $4.76 and $10.41 per share, respectively. The weighted-average fair value of rights granted under the stock purchase plans was $3.90, $2.59 and $3.48 per share for fiscal 2004, 2003 and 2002, respectively. The fair value of the stock-based awards to employees was estimated using a Black-Scholes option pricing model that assumes no expected dividends and the following weighted-average assumptions for fiscal 2004, 2003 and 2002:

	2004	2003	2002
STOCK OPTION PLANS			
Expected life (in years)	4.9	5.0	5.1
Expected volatility	75%	77%	75%
Risk-free interest rate	3.3%	2.7%	4.5%
STOCK PURCHASE PLANS			
Expected life (in years)	0.4	0.3	0.3
Expected volatility	46%	54%	57%
Risk-free interest rate	1.3%	1.1%	1.7%

For pro forma purposes, the estimated fair value of stock-based awards to employees is amortized over the options' vesting period for options and the three-month purchase period for stock purchases under the stock purchase plans.

The pro forma information follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net income (loss) – as reported	$282.8	$ (33.3)	$(121.9)
Add back: Stock compensation charge included in net income (loss) determined under the intrinsic value method, net of tax	2.2	1.9	3.4
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	187.0	180.9	161.9
Net income (loss) – pro forma	$ 98.0	$(212.3)	$(280.4)
Basic earnings (loss) per share – as reported	$ 0.78	$ (0.09)	$ (0.34)
Basic earnings (loss) per share – pro forma	$ 0.27	$ (0.58)	$ (0.79)
Diluted earnings (loss) per share – as reported	$ 0.73	$ (0.09)	$ (0.34)
Diluted earnings (loss) per share – pro forma	$ 0.25	$ (0.58)	$ (0.79)

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

• In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was effective in fiscal 2004 for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial position or results of operations.

• In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of our second quarter for fiscal 2004. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

• In November 2003, the Emerging Issues Task Force reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF No. 03-01 establishes additional disclosure requirements for each category of SFAS No. 115 investments in a loss position. Companies must disclose the aggregate amount of unrealized losses and the aggregate related fair value of their investments with unrealized losses. Those investments are required to be segregated by those in a loss position for less than twelve months and those in a loss position for greater than twelve months. Additionally, certain qualitative disclosures should be made to clarify a circumstance whereby an investment's fair value that is below cost is not considered other-than-temporary. The provisions of this consensus are effective for our fiscal year ended May 30, 2004. Since we had no SFAS No. 115 investments in a loss position in fiscal 2004, the provisions of this consensus did not have any impact on our consolidated financial position or results of operations.

• In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," relating to financial statement disclosures for defined benefit plans. The new Statement does not change the measurement or recognition of those plans that is required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and

Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces and also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information needs to be provided separately for pension plans and for other postretirement benefit plans. SFAS No. 132 was effective for our fiscal year ended May 30, 2004. The interim-period disclosures are effective for our fiscal 2005 first quarter ending August 29, 2004. Disclosure of certain information about foreign plans is not effective until our fiscal 2005 year ending May 29, 2005. Since SFAS No. 132 only provides for additional disclosures and does not impact the accounting for our pension plans, the adoption of this statement did not have any impact on our consolidated financial position or results of operations.

- In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities," originally issued in January 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. We currently do not have any financial interest in variable interest entities that would require consolidation or any significant exposure to VIEs that would require disclosure. Therefore, the provisions of this Interpretation did not have any impact on our financial position or results of operations.

- At the beginning of fiscal 2004, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The impact from the adoption of this statement is discussed in Note 7 to the Consolidated Financial Statements.

RECLASSIFICATIONS

Certain amounts in prior years' consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the fiscal 2004 presentation. Net operating results have not been affected by these reclassifications.

NOTE (02)

financial instruments

CASH EQUIVALENTS

Our policy is to diversify our investment portfolio to minimize the exposure of our principal to credit, geographic and investment sector risk. At May 30, 2004, investments were placed with a variety of different financial institutions and other issuers. Investments with maturity of less than one year have a rating of A1/P1 or better. Investments with maturity of more than one year have a minimum rating of AA/Aa2.

Our cash equivalents consisted of the following as of May 30, 2004 and May 25, 2003:

(IN MILLIONS)	2004	2003
CASH EQUIVALENTS		
Institutional money market funds	$501.9	$733.8
Bank time deposits	30.5	16.5
Commercial paper	2.0	4.7
Total cash equivalents	$534.4	$755.0

Marketable investments at fiscal year-end comprised:

(IN MILLIONS)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
2004				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$140.7	–	$(1.4)	$139.3
Total short-term marketable investments	$140.7	–	$(1.4)	$139.3
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.8	$1.3	–	$2.1
Total long-term marketable investments	$ 0.8	$1.3	–	$2.1
2003				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$112.8	$0.4	–	$113.2
Total short-term marketable investments	$112.8	$0.4	–	$113.2
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.8	$2.9	–	$3.7
Total long-term marketable investments	$ 0.8	$2.9	–	$3.7

Net unrealized losses on available-for-sale securities of $0.1 million at May 30, 2004 and net unrealized gains of $3.3 million at May 25, 2003 are included in accumulated other comprehensive loss. The related tax effects are not significant. Long-term marketable investments of $2.1 million at May 30, 2004 and $3.7 million at May 25, 2003 are included in other assets.

Scheduled maturities of investments in debt securities are:

(IN MILLIONS)	
2006	$ 19.8
2007	119.5
Total	$139.3

Gross realized gains on available-for-sale securities were $0.5 million in fiscal 2004, $11.6 million in fiscal 2003 and $8.1 million in 2002. There were no impairment losses recognized in fiscal 2004, but we recognized impairment losses for other than temporary declines in fair value of $1.6 million in fiscal 2003 and $0.2 million in fiscal 2002.

For nonmarketable investments, we recognized impairment losses of $0.3 million in fiscal 2004 and $11.6 million in fiscal 2003. No such losses were recognized in fiscal 2002. We recognized gross realized gains of $6.4 million in fiscal 2004 and $1.5 million in fiscal 2002. No such gains were recognized in fiscal 2003. These gains came primarily from the sale of shares and acquisitions by third parties.

DERIVATIVE FINANCIAL INSTRUMENTS

The objective of our foreign exchange risk management policy is to preserve the U.S. dollar value of after-tax cash inflow in relation to non-U.S. dollar currency movements. We are exposed to foreign currency exchange rate risk that is inherent in orders, sales, cost of sales, expenses, and assets and liabilities denominated in currencies other than the U.S. dollar. We enter into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates. These contracts are matched at inception to the related foreign currency exposures that are being hedged. Exposures which are hedged include sales by subsidiaries, and assets and liabilities denominated in currencies other than the U.S. dollar. Our foreign currency hedges typically mature within one year.

We measure hedge effectiveness for foreign currency forward contracts by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. For purchased options, we measure hedge effectiveness by the change in the option's intrinsic value, which represents the change in the forward rate relative to the option's strike price. Any changes in the time value of the option are excluded from the assessment of effectiveness of the hedge and recognized in current earnings.

We designate derivative instruments that are used to hedge exposures to variability in expected future foreign denominated cash flows as cash flow hedges. We record the effective portion of the gains or losses on the derivative instrument in accumulated other comprehensive loss as a separate component of shareholders' equity and reclassify amounts into earnings in the period when the hedged transaction affects earnings. For cash flow hedges the maximum length of time we hedge our exposure is 3 to 6 months. Derivative instruments that we use to hedge exposures to reduce or eliminate changes in the fair value of an asset or liability denominated in foreign currency are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is included in selling, general and administrative expenses. The effective portion of all changes in these derivative instruments is reported in the same financial statement line item as the changes in the hedged item.

We are also exposed to variable cash flow that is inherent in our variable-rate debt. We use an interest rate swap to convert the variable interest payments to fixed interest payments. We designate this derivative as a cash flow hedge. For interest rate swaps, the critical terms of the interest rate swap and hedged item are designed to match up, enabling us to assume effectiveness under SFAS No. 133. We recognize amounts as interest expense as cash settlements are paid or received.

We report hedge ineffectiveness from foreign currency derivatives for both forward contracts and options in current earnings. We also report ineffectiveness related to interest rate swaps in current earnings. Hedge ineffectiveness was not material for fiscal 2004 or 2003. No cash flow hedges were terminated as a result of forecasted transactions that did not occur.

At May 30, 2004, the estimated net amount of existing gains or losses from cash flow hedges expected to be reclassified into earnings within the next year was $0.2 million. We recognized a $0.6 million net realized loss from cash flow hedges and a $1.6 million net realized gain from fair value hedges in fiscal 2004. For fiscal 2003, we recognized a $0.5 million net realized loss from cash flow hedges and a $1.3 million net realized gain from fair value hedges. For fiscal 2002, we recognized net realized losses of $0.2 million from cash flow hedges and $0.5 million from fair value hedges.

FAIR VALUE AND NOTIONAL PRINCIPAL OF DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value and notional principal of derivative financial instruments as of May 30, 2004 and May 25, 2003. The notional principal amounts for derivative financial instruments provide one measure of the transaction volume outstanding as of year-end and do not represent the amount of the exposure to credit or market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of May 30, 2004 and May 25, 2003. The fair value of interest rate swap agreements represents the estimated amount we would receive or pay to terminate the agreements taking into consideration current interest rates. The fair value of forward foreign currency exchange contracts represents the present value difference between the stated forward contract rate and the current market forward rate at settlement. The fair value of foreign currency option contracts represents the probable weighted net amount we would expect to receive at maturity. The credit risk amount shown in the table represents the gross exposure to potential accounting loss on these transactions if all counter parties failed to perform according to the terms of the contract, based on the then-current currency exchange rate or interest rate at each respective date. Although the following table reflects the notional principal, fair value and credit risk amounts of the derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that the derivative financial instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

(IN MILLIONS)	CARRYING AMOUNT	NOTIONAL PRINCIPAL	ESTIMATED FAIR VALUE	CREDIT RISK
2004				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$ –	$21.9	$ –	$ –
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts:				
To sell dollars:				
Pound sterling	$(0.1)	$ 6.3	$(0.1)	$ –
Singapore dollar	–	4.7	–	–
Total	$(0.1)	$11.0	$(0.1)	$ –
Purchased options:				
Japanese yen	$ 0.1	$ 9.0	$ 0.1	$ –
2003				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$(0.1)	$19.9	$(0.1)	$ –
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts:				
To sell dollars:				
Pound sterling	$ –	$ 6.3	$ –	$ –
Singapore dollar	–	4.5	–	–
Total	$ –	$10.8	$ –	$ –
Purchased options:				
Japanese yen	$ 0.2	$23.0	$ 0.2	$ 0.2

CONCENTRATIONS OF CREDIT RISK

Financial instruments that may subject us to concentrations of credit risk are primarily investments and trade receivables. Our investment policy requires cash investments to be placed with high credit quality counter parties and limits the amount of investments with any one financial institution or direct issuer. We sell our products to distributors and manufacturers involved in a variety of industries including computers and peripherals, wireless communications, automotive and networking. We perform continuing credit evaluations of our customers whenever necessary and we generally do not require collateral. Our top ten customers combined represented approximately 45 percent of total accounts receivable at May 30, 2004, and approximately 40 percent at May 25, 2003. In fiscal 2004 we had one distributor who accounted for approximately 11 percent of total net sales and another distributor who accounted for approximately 10 percent of total net sales. In fiscal 2003, we had two distributors who each accounted for approximately 10 percent of total net sales. Sales to these distributors are mostly for our Analog segment products, but also include some sales for our other operating segment products. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

NOTE 03

cost reduction programs and restructuring of operations

FISCAL 2004

Included as a component of special items in the consolidated statement of operations for fiscal 2004, we reported a net charge of $19.6 million related to the actions described below:

During fiscal 2004, we substantially completed all cost reduction activities related to our strategic profit-improvement actions that were initially launched in February 2003. Consistent with the objectives of those actions, we also continued to take supplemental actions during fiscal 2004, primarily for workforce reductions in various manufacturing, product development and support areas. As a result of these supplemental actions, we recorded a charge of $19.5 million, which includes severance costs, as well as asset write-offs and lease obligations we incurred upon vacating certain manufacturing and design center facilities during the year upon closure of those operations. The charge includes severance of $11.4 million, $6.5 million for other exit related costs and $1.6 million for the write-off of equipment.

In addition to these supplemental actions, we also completed the exit and sale of our information appliance business in late August 2003. This included the sale to AMD of certain intellectual property and assets of the information appliance business. As part of the transaction, AMD hired 125 former National employees who were mostly located in Longmont, Colorado. However, certain information appliance assets were not included in the sale and certain employees that were directly supporting the information appliance business were not hired by AMD. The corresponding severance and asset impairments that were incurred resulted in a charge of $5.3 million. This charge was reduced by proceeds of $10.1 million from the sale of assets that had a carrying value of $7.5 million less transaction costs of $1.3 million. A total of 238 employees were terminated in fiscal 2004 as a combined result of the exit from the information appliance business and the other supplemental actions.

The charges for the supplemental actions and the exit of our information appliance business described above were partially offset by a $3.9 million credit for the release of severance and other exit-related cost accruals no longer required. A large portion of the accruals for severance costs was for employees in the information appliance business and the cellular baseband business (closed at the end of fiscal 2003), but the actual severance costs were lower than originally expected because of some voluntary terminations and more employees eventually hired by AMD in the information appliance disposition than originally expected.

Total net charges related to cost reduction actions in fiscal 2004, excluding the sale to AMD of the assets of the information appliance business, is presented in the following table:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Severance	$5.2	$4.0	$9.2
Exit related costs	2.6	3.4	6.0
Asset write-off	1.2	4.5	5.7
	$9.0	$11.9	$20.9

Noncash charges included in the table above relate to the write-off of assets, primarily equipment and a technology license that were dedicated to the information appliance and cellular baseband businesses. The cellular baseband business was closed at the end of fiscal 2003 as part of our profit-improvement plan. In connection with the information appliance disposition to AMD discussed above, we also entered into a separate supply agreement where we manufacture product for AMD at prices specified by the terms of the agreement, which we believe approximate market prices. This agreement is effective for three years unless terminated earlier as permitted under the terms of the agreement.

FISCAL 2003

Included as a component of special items in the consolidated statement of operations for fiscal 2003, we reported net charges of $43.6 million related to the actions described below:

In May 2003, we announced that we were continuing to implement a series of strategic profit-improvement actions that were launched in February 2003. Those actions were designed to streamline our cost structure and enhance shareholder value by prioritizing R&D spending on higher-margin analog businesses. In connection with these activities, we reduced our worldwide workforce by 336 positions for the business units affected and related support functions, as well as for various infrastructure reductions consistent with our overall profit-improvement objectives. This was in addition to a reduction of 424 employees from our worldwide workforce action announced in February 2003 due to a realignment of personnel resources for various manufacturing, product development and support areas.

Noncash charges in fiscal 2003 related to the write-offs of certain assets, primarily equipment and technology licenses. Other exit costs primarily represented facility lease obligations related to closure of sales offices and design centers that occurred prior to the end of the fiscal year. We also completed certain activities by the end of the fiscal year that reduced our estimate for an environmental liability for costs related to a prior exit action, which resulted in a credit of $2.1 million. This credit partially offset the charges for the fiscal 2003 actions.

In February 2003, we also restructured our existing technology licensing agreement, and entered into a new long-term technology and manufacturing agreement, with Taiwan Semiconductor Manufacturing Corporation. We recorded a $5.0 million charge included in R&D expenses for impairment of licensed technology associated with the TSMC technology licensing agreement that was revised.

FISCAL 2002

Included as a component of special items in the consolidated statement of operations for fiscal 2002, we reported a net charge of $8.0 million related to a plan to reposition our resources and reduce costs. The plan resulted in a net reduction of approximately 150 positions from our global workforce, which was completed in fiscal 2003. In connection with these actions, we recorded a charge of $12.5 million. The charge included $8.5 million for severance, $3.2 million for other exit related costs and $0.8 million for the write-off of equipment related to activity that was eliminated as part of the repositioning. Other exit costs represented facility lease obligations related to closure of sales offices and design centers. Noncash charges related to write-off of equipment. The total charge was partially offset by a credit of $4.5 million of remaining reserves that were no longer needed for previously announced actions because the activities were completed in fiscal 2002 at a lower cost than originally estimated.

SUMMARY OF ACTIVITIES

The following table provides a summary of the activities related to our cost reduction and restructuring actions included in accrued liabilities for the years ended May 30, 2004 and May 25, 2003:

	PROFIT-IMPROVEMENT ACTIONS		OTHER PRIOR COST REDUCTION ACTIONS		
(IN MILLIONS)	SEVERANCE	OTHER EXIT COSTS	SEVERANCE	OTHER EXIT COSTS	TOTAL
Balance at May 26, 2002	$ –	$ –	$ 8.6	$ 7.8	$ 16.4
Cost reduction program charges	31.2	2.4	–	–	33.6
Cash payments	(13.8)	–	(8.5)	(2.4)	(24.7)
Balance at May 25, 2003	17.4	2.4	0.1	5.4	25.3
Cost reduction program charges	12.4	6.4	0.1	0.2	19.1
Cash payments	(23.2)	(3.7)	(0.1)	(2.6)	(29.6)
Release of residual reserves	(3.3)	(0.3)	–	(0.3)	(3.9)
Balance at May 30, 2004	$ 3.3	$ 4.8	$ 0.1	$ 2.7	$ 10.9

Other exit costs included in the balance at May 30, 2004, primarily relate to lease obligations, which are expected to be paid through lease expiration dates that range from August 2004 through January 2009.

During fiscal 2004 we paid severance to 406 employees in connection with workforce reductions announced in fiscal 2003 and fiscal 2004. Amounts paid for other exit-related costs during fiscal 2004 were primarily for payments under lease obligations associated with previous restructuring and cost reduction actions.

NOTE 04
acquisitions

FISCAL 2003

In late August 2002, we completed the acquisition of DigitalQuake, Inc., a development stage enterprise engaged in the development of flat panel display products located in Campbell, California. DigitalQuake capabilities and products, which include a fourth-generation scaling solution, a triple analog-to-digital converter and an advanced digital video interface with encryption/decryption technologies, were intended to enhance our offerings of system solutions for flat panel display applications.

The purchase was completed through a step-acquisition where during the six months prior to the closing we acquired approximately a 30 percent equity interest through investments totaling $6.4 million. In August 2002, the remaining equity interest was acquired for additional consideration of $14.8 million. Of this amount, we paid $12.7 million upon the closing of the transaction and recorded the remaining liability of $2.1 million to be paid in 2 installments over the next two years. We allocated $18.6 million of the total purchase price to developed technology, $1.9 million to net tangible assets, and $0.7 million to in-process research and development. The in-process research and development was expensed upon completion of the acquisition and is included as a component of special items in the consolidated statement of operations for fiscal 2003. No amounts were allocated to goodwill since this development stage enterprise was not considered a business. The developed technology is an intangible asset that is being amortized over its estimated useful life of six years.

Employees and former shareholders of DigitalQuake were to receive additional contingent consideration of up to $9.9 million if certain revenue targets were achieved over the 24 months following the acquisition. The contingent consideration was to be recognized when it was probable that the revenue targets would be achieved. Of the total contingent consideration, $5.7 million was also contingent on future employment and was to be treated as compensation expense. The remainder was to be treated as an additional part of the purchase price. Since the revenue targets have not yet been achieved and we do not expect them to be achieved by August 2004, no such amounts have been recognized.

FISCAL 2002

In April 2002, we acquired the Finnish company Fincitec Oy and its related company, ARSmikro OU, based in Estonia. These companies developed low-voltage, low-power application specific integrated circuits for battery-powered devices. This acquisition was done to strengthen our development capabilities for power management circuits and help us expand our suite of integrated and discrete silicon solutions for portable devices, including cell phones, personal digital assistants, digital cameras and other such electronic devices. The acquisition was accounted for using the purchase method with a purchase price of $15.6 million for all of the outstanding shares of the combined companies' common stock. In connection with the acquisition, we recorded a $0.2 million in-process research and development charge, which is included as a component of special items in the consolidated statement of operations for fiscal 2002. The remainder of the purchase price was allocated to net assets of $1.0 million, intangible assets of $0.8 million and goodwill of $13.6 million based on fair values.

In June 2001, we acquired Wireless Solutions Sweden AB, a developer of wireless solutions ranging from telemetry to mobile phones to wireless networking, including Bluetooth. We made this acquisition to help us deliver complete wireless reference designs, including silicon chipsets, hardware and software. The acquisition was accounted for using the purchase method with a purchase price of $27.7 million for all of the outstanding shares of Wireless Solutions common stock. In connection with the acquisition, we recorded a $1.1 million in-process research and development charge, which is included as a component of special items in the consolidated statement of operations for fiscal 2002. The remainder of the purchase price was allocated to net liabilities of $1.0 million and goodwill of $27.6 million based on fair values.

Pro forma results of operations related to these acquisitions have not been presented since the results of their operations were immaterial in relation to National.

NOTE 05
consolidated financial statement details

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS)	2004	2003
RECEIVABLE ALLOWANCES		
Doubtful accounts	$ 2.1	$ 6.7
Returns and allowances	44.6	31.5
Total receivable allowances	$ 46.7	$ 38.2
INVENTORIES		
Raw materials	$ 13.9	$ 8.1
Work in process	122.6	89.2
Finished goods	63.6	44.9
Total inventories	$ 200.1	$ 142.2
PROPERTY, PLANT AND EQUIPMENT		
Land	$ 28.8	$ 23.3
Buildings and improvements	517.2	520.6
Machinery and equipment	1,950.5	1,847.5
Internal-use software	119.9	141.6
Construction in progress	57.5	30.6
Total property, plant and equipment	2,673.9	2,563.6
Less accumulated depreciation and amortization	1,974.3	1,882.9
Property, plant and equipment, net	$ 699.6	$ 680.7
ACCRUED EXPENSES		
Payroll and employee related	$ 124.6	$ 93.0
Cost reduction charges and restructuring of operations	10.9	25.3
Litigation accruals	30.0	–
Other	69.3	77.8
Total accrued expenses	$ 234.8	$ 196.1
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Unrealized gain on available-for-sale securities	$ (0.1)	$ 3.3
Minimum pension liability	(88.3)	(117.4)
Unrealized loss on cash flow hedges	–	(0.2)
Accumulated other comprehensive loss	$ (88.4)	$ (114.3)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS)	2004	2003	2002
SPECIAL ITEMS – EXPENSE (INCOME)			
Cost reduction charges and restructuring of operations	$ 19.6	$ 43.6	$ 8.0
Litigation accruals	30.0	–	–
Net intellectual property income	(11.1)	(6.1)	(10.9)
Net intellectual property settlements	3.1	–	–
In-process research and development charges	–	0.7	1.3
Total special items, net	$ 41.6	$ 38.2	$ (1.6)
INTEREST INCOME, NET			
Interest income	$ 11.6	$ 16.3	$ 25.9
Interest expense	(1.2)	(1.5)	(3.9)
Interest income, net	$ 10.4	$ 14.8	$ 22.0
OTHER INCOME (EXPENSE), NET			
Share in net losses of equity-method investments	$(14.1)	$(15.9)	$(7.3)
Net gain (loss) on marketable and other investments, net	6.6	(3.9)	9.4
Other	0.6	0.1	(0.6)
Total other income (expense), net	$ (6.9)	$(19.7)	$ 1.5

NOTE 06
goodwill and intangible assets

There have been no changes to the carrying value of goodwill during the years ended May 30, 2004 and May 25, 2003. The following table presents goodwill by reportable segments:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
Balances at May 30, 2004	$150.6	$22.7	$173.3

Other intangible assets, which are included in other assets in the accompanying consolidated balance sheet and will continue to be amortized, consisted of the following:

(IN MILLIONS)	2004	WEIGHTED-AVERAGE AMORTIZATION PERIOD (YEARS)	2003	WEIGHTED-AVERAGE AMORTIZATION PERIOD (YEARS)
Patents	$ 4.9	5.0	$4.9	5.0
Unpatented technology	18.6	5.8	18.6	5.8
	23.5		23.5	
Less accumulated amortization	9.6		5.3	
	$13.9	5.7	$18.2	5.7

Amortization expense was:

(IN MILLIONS)	2004	2003	2002
Patent amortization	**$1.0**	$1.0	$ 0.9
Technology amortization	**3.3**	2.6	–
Total amortization	**$4.3**	$3.6	$ 0.9

We expect amortization expense in the following fiscal years to be:

(IN MILLIONS)	
2005	$ 4.0
2006	3.2
2007	3.0
2008	3.0
2009	0.7
	$13.9

NOTE 07

asset retirement obligations

We adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," at the beginning of fiscal 2004. This statement requires that the fair value of a legal liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. Upon recognition of a liability, the asset retirement cost is recorded as an increase in the carrying value of the related long-lived asset and then depreciated over the life of the asset. Our asset retirement obligations arise primarily from contractual commitments to decontaminate machinery and equipment used at our manufacturing facilities at the time we dispose of or replace them. We also have leased facilities where we have asset retirement obligations from contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates. As a result of our evaluation of our asset retirement obligations, we recorded a $2.1 million noncurrent liability for asset retirement obligations and a $0.4 million increase in the carrying value of the related assets, net of $1.0 million of accumulated depreciation at the beginning of fiscal 2004. The cumulative effect that was recorded in the first quarter of fiscal 2004 upon the adoption of this accounting standard resulted in a charge of $1.9 million, including a tax effect of $0.2 million.

We did not recognize any asset retirement obligations associated with the closure or abandonment of the manufacturing facilities we own. We currently intend to operate these facilities indefinitely and are therefore unable to reasonably estimate the fair value of any legal obligations we may have because of the indeterminate closure dates.

The following table presents the activity for the asset retirement obligations for the year ended May 30, 2004:

(IN MILLIONS)	
Balance at beginning of fiscal 2004	$2.1
Liability incurred for assets acquired	0.2
Accretion expense	0.2
Ending balance	$2.5

The following table presents net income (loss) and earnings (loss) per share for fiscal 2004, 2003 and 2002 as if the provisions of SFAS No. 143 had been applied at the beginning of fiscal 2002:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net income (loss), as reported	**$282.8**	$(33.3)	$(121.9)
Add back:			
Cumulative effect of a change in accounting principle including tax effect of $0.2 million	**1.9**	–	–
Deduct:			
Accretion and depreciation in fiscal 2003 and 2002, net of tax	**–**	0.2	0.2
Net income (loss), as adjusted	**$284.7**	$(33.5)	$(122.1)
Net income (loss) per share, as adjusted:			
Basic	**$0.79**	$(0.09)	$ (0.34)
Diluted	**$0.73**	$(0.09)	$ (0.34)

NOTE 08

debt

Debt at fiscal year-end consisted of the following:

(IN MILLIONS)	2004	2003
Unsecured promissory note at 1.2%	**$21.9**	$19.9
Note secured by equipment at 7.0%	**–**	2.1
Other	**0.2**	0.2
Total debt	**22.1**	22.2
Less current portion of long-term debt	**22.1**	2.3
Long-term debt	**$ –**	$19.9

The unsecured promissory note, due August 2004, is denominated in Japanese yen (2,408,750,000). Interest is based on 1.125 percent over the 3-month Japanese LIBOR rate and is reset quarterly. Under the terms of the note, we are also required to comply with the covenants set forth under our multicurrency credit agreement. The note secured by equipment was fully repaid in fiscal 2004. All our outstanding debt obligations mature in fiscal 2005.

We have a multicurrency credit agreement with a bank that provides for multicurrency loans, letters of credit and standby letters of credit. The total amount of credit under the agreement is $20 million. The agreement expires in October 2004, and we expect to renew or replace it prior to expiration. At May 30, 2004, we had committed $8.8 million of the credit available under the agreement. This agreement contains restrictive covenants, conditions and default provisions that, among other terms, restrict payment of dividends and require the maintenance of financial ratios and certain levels of tangible net worth. At May 30, 2004, under the most restrictive of these covenants, $413.9 million of tangible net worth was unrestricted and available for payment of dividends on common stock.

NOTE 09

income taxes

Worldwide pretax income (loss) from operations and income taxes consist of the following:

(IN MILLIONS)	2004	2003	2002
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE			
U.S.	$267.3	$(75.3)	$(168.6)
Non-U.S.	66.4	52.0	45.2
	$333.7	$(23.3)	$(123.4)
INCOME TAX EXPENSE (BENEFIT)			
Current:			
U.S. federal state and local	$ 33.8	$ –	$ (26.5)
Non-U.S.	15.2	6.4	7.0
	49.0	6.4	(19.5)
Deferred:			
U.S. federal and state	(1.7)	–	15.0
Non-U.S.	1.7	3.6	3.0
	–	3.6	18.0
Income tax expense (benefit)	$ 49.0	$ 10.0	$ (1.5)

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(IN MILLIONS)	2004	2003
DEFERRED TAX ASSETS		
Reserves and accruals	$ 196.3	$ 152.8
Non-U.S. loss carryovers and other allowances	7.0	27.6
Federal and state credit carryovers	242.8	221.6
Other	25.9	80.5
Total deferred tax assets	472.0	482.5
Valuation allowance	(373.9)	(395.9)
Net deferred tax assets	98.1	86.6
DEFERRED TAX LIABILITIES		
Other liabilities	(12.5)	(5.8)
Total deferred tax liabilities	(12.5)	(5.8)
Net deferred tax assets	$ 85.6	$ 80.8

We record a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. This occurs primarily when net operating losses and tax credit carryovers expire. The valuation allowance for deferred tax assets decreased by $22.0 million in fiscal 2004 compared to a decrease of $51.4 million in fiscal 2003. The valuation allowance for deferred tax assets includes $172.1 million and $134.0 million for stock option deductions at May 30, 2004, and May 25, 2003, respectively. The benefit of these deductions will be credited to equity if realized. Included in the consolidated balance sheet at May 30, 2004 are deferred tax assets of $12.3 million in other current assets. Included in the consolidated balance sheet at May 25, 2003 are deferred tax assets of $8.0 million in other current assets and deferred tax liabilities of $1.6 million in other noncurrent liabilities.

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of May 30, 2004, based on the historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of valuation allowances.

The reconciliation between the income tax rate computed by applying the U.S. federal statutory rate and the reported worldwide tax rate follows:

	2004	2003	2002
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Non-U.S. income taxed at different rates	2.1	(10.5)	(21.1)
U.S. state and local taxes net of federal benefits	0.1	(0.7)	(0.1)
Current year loss not benefited	–	(66.7)	(20.6)
Changes in beginning of year valuation allowances	(18.9)	–	9.3
Export sales benefit	(3.5)	–	–
Tax credits	(0.9)	–	–
Other	0.8	–	(1.3)
Effective tax rate	14.7%	(42.9%)	1.2%

We have not provided U.S. deferred taxes on cumulative earnings from ongoing operations of non-U.S. affiliates and associated companies that have been reinvested indefinitely. As of May 30, 2004 these earnings were approximately $517.5 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

At May 30, 2004, we had $22.1 million of U.S. net operating loss carryovers and $215.9 million of state net operating loss carryovers for tax return purposes, which expire between 2005 and 2024. California has temporarily suspended the ability to utilize California net operating loss carryovers for the fiscal 2004 and 2003 tax years. We also had $176.8 million of U.S. credit carryovers and $98.9 million of state credit carryovers for tax return purposes, which primarily expire between 2005 and 2024. Included in the state tax credits is a California R&D credit of $76.6 million, which can be carried forward indefinitely. In addition, we had net operating loss and other tax allowance carryovers of $365.6 million from certain non-U.S. jurisdictions.

The IRS has completed the field examinations of our tax returns for fiscal years 1997 through 2000 and on July 29, 2003 issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years. We have contested the adjustments through applicable IRS procedures. Our tax returns are audited in the U.S. by state agencies and at international locations by local tax authorities from time to time. We believe we have made adequate tax payments and/or accrued adequate amounts in our financial statements to cover the amounts sought by the IRS, as well as any other deficiencies that other governmental agencies may find in the audits.

NOTE 10 shareholders' equity

STOCK SPLIT

On May 13, 2004, we completed a two-for-one stock split of our common stock. The stock split was payable in the form of a 100 percent stock dividend and entitled each shareholder of record on April 29, 2004, to receive one share of common stock for each outstanding share of common stock held on that date. All information about capital stock accounts, share and per share amounts included in the accompanying consolidated financial statements for all years presented have been adjusted to retroactively reflect this stock split.

STOCK PURCHASE RIGHTS

Each outstanding share of common stock carries with it a stock purchase right. If and when the rights become exercisable, each right entitles the registered holder to purchase one two-thousandth of a share of series A junior participating preferred stock at a price of $60.00 per one one-thousandth share, subject to adjustment. The rights are attached to all outstanding shares of common stock and no separate rights certificates have been distributed.

If any individual or group acquires 20 percent or more of our common stock or announces a tender or exchange offer which, if completed, would result in that person or group owning at least 20 percent of our common stock, the rights become exercisable and will detach from the common stock. If the person or group actually acquires 20 percent or more of the common stock (except in certain cash tender offers for all of the common stock), each right will entitle the holder to purchase, at the right's then-current exercise price, our common stock in an amount having a market value equal to twice the exercise price. In addition, if, after the rights become exercisable, we merge or consolidate with or sell 50 percent or more of our assets or earning power to another person or entity, each right will then entitle the holder to purchase, at the right's then-current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price. We may redeem the rights at $0.005 per right at any time prior to the acquisition by a person or group of 20 percent or more of the outstanding common stock. Unless they are redeemed earlier, the rights will expire on August 8, 2006.

STOCK RESERVES

During fiscal 1998, we reserved 1,853,280 shares of common stock for issuance upon conversion of convertible subordinated promissory notes issued to three individuals as partial consideration for the acquisition of ComCore Semiconductor. Since we subsequently issued 1,729,728 shares to these individuals as final payment on the notes in fiscal 2002 and 2000, the reserve for the remaining 123,552 shares was cancelled.

STOCK REPURCHASE PROGRAM

During September and October 2003, we repurchased a total of 25.4 million shares of our common stock for $400 million in connection with a stock repurchase program announced in July 2003. A portion (15.0 million shares) of the share repurchase was completed through a privately negotiated transaction with a major financial institution and the remainder was purchased in the open market. In March 2004, we announced that our Board of Directors had approved another $400 million stock repurchase program similar to the program implemented in September and October 2003. As of May 2004, we had repurchased an additional 7.0 million shares of our common stock for $142.5 million, of which 730,988 shares were purchased through a privately negotiated transaction with a major financial institution. The remainder of the shares were purchased in the open market. The approved repurchase program in place allows for $257.5 million of future stock repurchases.

As of May 30, 2004, we had an outstanding advance of $30.0 million with a financial institution under a contract to repurchase our shares of common stock at a fixed price. In June 2004, we repurchased 1.5 million shares of our common stock upon the settlement of this contract.

All stock repurchased has been cancelled and is not held as treasury stock.

DIVIDENDS

We have not paid cash dividends on our common stock and we currently have no plans in place to pay dividends.

NOTE (11) stock-based compensation plans

STOCK OPTION PLANS

As of May 30, 2004, under all stock option plans, there were 145.8 million shares reserved for issuance, including 53.8 million shares available for future option grants. More information on our stock option plans follows:

We have three stock option plans under which employees and officers may be granted stock options to purchase shares of common stock. One plan, which has been in effect since 1977 when it was first approved by shareholders, authorizes the grant of up to 78,709,858 shares of common stock for nonqualified or incentive stock options (as defined in the U.S. tax code) to officers and key employees. As of the end of fiscal 2004, only 77,762 shares remained available for option grants under this plan. Another plan, which has been in effect since 1997, authorizes the grant of up to 140,000,000 shares of common stock for nonqualified stock options to employees who are not executive officers. There is also an executive officer stock option plan, which was approved by shareholders in 2000 and which authorizes the grant of up to 12,000,000 shares of common stock for nonqualified options only to executive officers. All plans provide that options are granted at the market price on the date of grant and can expire up to a maximum of ten years and one day after grant or three months after termination of employment (up to five years after termination due to death, disability or retirement), whichever occurs first. The plans provide that options can vest six months after grant. Until the beginning of fiscal 2004, most options granted began vesting in four equal annual installments beginning one year after grant and expired ten years and one day after grant. All options granted during fiscal 2004 expire six years and one day after grant and begin vesting with one fourth of the total grant after one year and the rest in equal monthly installments over the next three years.

When we merged with Cyrix in fiscal 1998, we assumed Cyrix's outstanding obligations under its 1988 incentive stock plan. As of May 30, 2004, there were no more options outstanding to purchase shares under the Cyrix plan.

As part of the acquisitions of ComCore Semiconductor in fiscal 1998 and Mediamatics in fiscal 1997, we assumed ComCore's and Mediamatics' outstanding obligations under their stock options plans and stock option agreements for their employees and consultants. As of May 30, 2004, there were no more options outstanding to purchase shares under the Mediamatics option plan. The ComCore options expire up to a maximum of ten years after grant, subject to earlier expiration upon termination of employment. No more options will be granted under this stock option plan and as of May 30, 2004, options to purchase only a total of 564 shares remained outstanding and were exercisable with a weighted-average exercise price of $0.50 and a remaining contractual life of 3.0 years.

We have a director stock option plan that was first approved by shareholders in fiscal 1998 which authorizes the grant of up to 2,000,000 shares of common stock to eligible directors who are not employees of the company. Options were granted automatically upon approval of the plan by shareholders and are granted automatically to eligible directors upon their appointment to the board and subsequent election to the board by shareholders.

Director stock options vest in full after six months. Under this plan, options to purchase 680,000 shares of common stock with a weighted-average exercise price of $14.32 and weighted-average remaining contractual life of 6.8 years were outstanding and exercisable as of May 30, 2004.

Upon his retirement in May 1995, we granted the former chairman of the company an option to purchase 600,000 shares of common stock at $13.94 per share. The option was granted outside the company's stock option plans at the market price on the date of grant. It expires ten years and one day after grant and became exercisable ratably over a four-year period. As of May 30, 2004, options to purchase 165,000 shares of common stock were outstanding and exercisable under this grant.

In connection with the DigitalQuake acquisition in fiscal 2003, we granted options to purchase an aggregate of 261,396 shares of common stock at $7.93 to five founding shareholders of DigitalQuake. These options were granted outside of the stock option plans at the market price on the date of grant and become exercisable in two equal installments, one and two years after the date of grant. The option gives the DigitalQuake founding shareholders the right to receive all or a portion of their installment payments of the purchase price paid for DigitalQuake in cash or shares of common stock, subject to the founders remaining employed by National. During fiscal 2004, a total of 89,210 shares were issued upon exercise of these DigitalQuake options and options to purchase a total of 172,186 shares of common stock remained outstanding at the end of fiscal 2004.

Changes in shares of common stock outstanding under the option plans during fiscal 2004, 2003 and 2002 (but excluding the DigitalQuake, director and former chairman options), were as follows:

	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at May 27, 2001	77.2	$13.68
Granted	19.5	$16.17
Exercised	(8.9)	$ 9.07
Cancelled	(4.7)	$17.46
Outstanding at May 26, 2002	83.1	$14.54
Granted	14.2	$ 7.51
Exercised	(2.1)	$ 7.02
Cancelled	(3.5)	$15.98
Outstanding at May 25, 2003	91.7	$13.57
Granted	15.0	$13.50
Exercised	(19.7)	$ 9.14
Cancelled	(5.3)	$16.01
Outstanding at May 30, 2004	81.7	$14.47

Expiration dates for options outstanding at May 30, 2004 range from September 29, 2004 to May 23, 2013.

The following tables summarize information about options outstanding under these plans (excluding the DigitalQuake, director and former chairman options) at May 30, 2004:

	OUTSTANDING OPTIONS		
RANGE OF EXERCISE PRICES	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 4.72-$ 6.50	12.2	5.6	$ 6.36
$ 6.53-$ 8.38	12.3	6.7	$ 7.53
$ 8.45-$11.63	12.1	5.3	$11.46
$11.68-$13.88	13.0	6.9	$12.97
$13.93-$17.00	3.5	5.0	$15.18
$17.02-$17.10	12.3	7.8	$17.10
$17.15-$39.03	16.3	5.8	$27.09
Total	81.7	6.3	$14.47

	OPTIONS EXCERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OF SHARES (IN MILLIONS)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 4.72-$ 6.50	9.6	$ 6.39
$ 6.53-$ 8.38	6.1	$ 7.35
$ 8.45-$11.63	0.7	$10.79
$11.68-$13.88	8.6	$12.98
$13.93-$17.00	2.5	$15.12
$17.02-$17.10	5.9	$17.10
$17.15-$39.03	12.5	$29.39
Total	45.9	$15.93

In summary, as of May 30, 2004, there were 145.8 million shares reserved for issuance under all option plans, including 53.8 million shares available for future option grants.

STOCK PURCHASE PLANS

During fiscal 2004, we implemented a new employee stock purchase plan that authorizes the issuance of up to 16,000,000 shares in quarterly offerings to eligible employees worldwide at a price that is equal to 85 percent of the lower of the common stock's fair market value at the beginning of a one year offering period or at the end of the applicable quarter in the offering period. Once implemented, we terminated our employee stock purchase plan that had been in effect in the U.S. since 1977 that authorized the issuance of up to 49,900,000 shares of stock in quarterly offerings to eligible employees at a price that was equal to 85 percent of the lower of the common stock's fair market value at the beginning or the end of a quarterly period. We also had an employee stock purchase plan available to employees at international locations that had been in effect since 1994. That plan authorized the issuance of up to 10,000,000 shares of stock in quarterly offerings to eligible employees, also at a price equal to 85 percent of the lower of its fair market value at the beginning or the end of a quarterly period. Both our new and prior purchase plans use a captive broker and we deposit shares purchased by the employee with the captive broker. In addition, for international participants, the National subsidiary that the participant is employed by is responsible for paying to National the difference between the purchase price set by the terms of the plan and the fair market value at the time of the purchase. All purchase plans have been approved by shareholders.

Under the terms of all purchase plans, we issued 2.7 million shares in fiscal 2004, 4.3 million shares in fiscal 2003 and 2.5 million shares in fiscal 2002 to employees for $30.0 million, $28.1 million and $26.7 million, respectively. As of May 30, 2004, there were 15.6 million shares reserved for issuance under the new stock purchase plan. Prior to the end of fiscal 2004, the prior purchase plans were terminated and the reserves maintained for them were cancelled.

OTHER STOCK PLANS

We have a director stock plan, which has been approved by shareholders, that authorizes the issuance of up to 400,000 shares of common stock to eligible directors who are not employees of the company. The stock is issued automatically to eligible new directors upon their appointment to the board and to all eligible directors on their subsequent election to the board by shareholders. Directors may also elect to take their annual retainer fees for board and committee membership in stock under the plan. As of May 30, 2004, we have issued 230,804 shares under the director stock plan and have reserved 169,196 shares for future issuances.

We have a restricted stock plan, which authorizes the issuance of up to 4,000,000 shares of common stock to employees who are not officers of the company. The plan has been made available to a limited group of employees with technical expertise we consider important. We issued 194,000, 60,000 and 224,000 shares under the restricted stock plan during fiscal 2004, 2003 and 2002, respectively. Restrictions expire over time, ranging from two to six years after issuance. Based upon the market value on the dates of issuance, we recorded $3.1 million, $0.5 million and $3.1 million of unearned compensation during fiscal 2004, 2003 and 2002, respectively. This unearned compensation is included as a separate component of shareholders' equity in the financial statements and is amortized to operations ratably over the applicable restriction periods. As of May 30, 2004, we have 2,014,168 shares reserved for future issuances under the restricted stock plan. Compensation expense for fiscal 2004, 2003 and 2002 related to shares of restricted stock was $3.1 million, $3.0 million and $3.4 million, respectively. At May 30, 2004, the weighted-average grant date fair value for all outstanding shares of restricted stock was $14.84.

NOTE (12)

retirement and pension plans

Our retirement and savings program for U.S. employees consists of a salary deferral 401(k) plan and a profit sharing plan. More information of each of these plans follows.

The salary deferral 401(k) plan allows employees to defer up to 15 percent of their salaries, subject to certain limitations, with partially matching company contributions. The matching company contribution was significantly increased in fiscal 2004 to encourage employee participation. Contributions are invested in one or more of fifteen investment funds at the discretion of the employee. One of the investment funds is a stock fund in which contributions are invested in National common stock at the discretion of the employee. 401(k) investments made by the employee in National stock may be sold at any time at the employee's direction. Although 10,000,000 shares of common stock are reserved for issuance to the stock fund, shares purchased to date with contributions have been purchased on the open market and we have not issued any stock directly to the stock fund.

Until fiscal 2004, the profit sharing plan required contributions of the greater of 5 percent of consolidated net earnings before income taxes (subject to a limit of 5 percent of payroll) or 1 percent of payroll. Contributions were made 25 percent in National stock and 75 percent in cash. During fiscal 2004, the profit sharing plan was amended and ultimately terminated beginning fiscal 2005. The final profit sharing contribution was made in cash and consisted of the profit sharing contribution that would have been made for fiscal 2004 less the amount for increased 401(k) matching contributions made during fiscal 2004. Total shares contributed under the profit sharing plan during fiscal 2004, 2003 and 2002 were 76,884 shares, 74,286 shares and 257,838 shares, respectively.

We also have a deferred compensation plan, which allows highly compensated employees (as defined by IRS regulations) to receive a higher profit sharing plan allocation than would otherwise be permitted under IRS regulations and to defer greater percentages of compensation than would otherwise be permitted under the salary deferral 401(k) plan and IRS regulations. The deferred compensation plan is a nonqualified plan of deferred compensation maintained in a rabbi trust. Participants can direct the investment of their deferred compensation plan accounts in the same investment funds offered by the 401(k) plan (with the exception of the company stock fund, which is not available for the nonqualified plan).

Certain of our international subsidiaries have varying types of defined benefit pension and retirement plans that comply with local statutes and practices.

The annual expense for all plans was as follows:

(IN MILLIONS)	2004	2003	2002
Profit sharing plan	$14.5	$ 3.8	$ 3.6
Salary deferral 401(k) plan	$14.6	$12.3	$11.0
Non-U.S. pension and retirement plans	$19.9	$13.5	$10.6

Defined benefit pension plans maintained in the U.K., Germany, Japan and Taiwan cover all eligible employees within each respective country. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. The funding policy is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and foreign equity securities, bonds, property and cash.

Net annual periodic pension cost of these non-U.S. defined benefit pension plans is presented in the following table:

(IN MILLIONS)	2004	2003	2002
Service cost of benefits earned during the year	$ 5.8	$4.9	$4.6
Plan participant contributions	(0.9)	(0.8)	(0.9)
Interest cost on projected benefit obligation	11.5	9.6	7.6
Expected return on plan assets	(6.3)	(6.1)	(5.3)
Net amortization and deferral	5.8	1.8	1.3
Net periodic pension cost	$15.9	$9.4	$7.3

(IN MILLIONS)	2004	2003
BENEFIT OBLIGATION		
Beginning balance	$ 196.4	$ 138.5
Service cost	5.8	4.9
Interest cost	11.5	9.6
Benefits paid	(2.9)	(2.1)
Actuarial loss	(8.4)	33.1
Exchange rate adjustment	15.3	12.4
Ending balance	$ 217.7	$ 196.4
PLAN ASSETS AT FAIR VALUE		
Beginning balance	$ 78.4	$ 84.1
Actual return on plan assets	17.5	(18.4)
Company contributions	22.1	7.1
Plan participant contributions	0.9	0.8
Benefits paid	(2.7)	(1.9)
Exchange rate adjustment	9.7	6.7
Ending balance	$ 125.9	$ 78.4
RECONCILIATION OF FUNDED STATUS		
Fund status – Benefit obligation in excess of plan assets	$ 91.8	$ 118.0
Unrecognized net loss	(100.6)	(119.6)
Unrecognized net transition obligation	2.1	2.3
Adjustment to recognize minimum liability	93.1	117.4
Accrued pension cost	$ 86.4	$ 118.1

The projected benefit obligations and net periodic pension cost were determined using the following assumptions:

	2004	2003	2002
Discount rate	1.8%-5.7%	2.3%-6.3%	2.8%-6.5%
Rate of increase in compensation levels	1.0%-4.1%	2.5%-3.8%	2.8%-3.8%
Expected long-term return on assets	2.8%-7.5%	3.3%-7.5%	3.8%-7.5%

As required by the pension accounting standards, in each of the fiscal years presented, we recorded adjustments for minimum pension liability to equal the amount of the unfunded accumulated benefit obligation in one of our plans. The adjustment in fiscal 2004 decreased the accrued benefit obligation of this plan. The improvement in funding status was mainly due to increase in the value of the plan's assets. The minimum liability adjustment is recorded in the consolidated financial statements as a component of accumulated other comprehensive loss.

NOTE 13 commitments and contingencies

COMMITMENTS

We lease certain facilities and equipment under operating lease arrangements. Rental expenses under operating leases were $25.4 million, $24.1 million and $25.3 million in fiscal 2004, 2003 and 2002, respectively.

Future minimum commitments under noncancelable operating leases are as follows:

(IN MILLIONS)	
2005	$27.4
2006	22.8
2007	19.1
2008	9.6
2009	6.8
Thereafter	5.8
Total	$91.5

We have a manufacturing agreement with Fairchild Semiconductor Corporation where we are committed to purchase a minimum level of goods and services based on specified wafer prices, which are intended to approximate market prices. The agreement had an original term of three years through December 2003, but was extended in fiscal 2004 through December 2004 under similar terms. We now have a remaining commitment to purchase a minimum of $2.6 million of product from Fairchild in fiscal 2005. Total purchases from Fairchild were $16.7 million in fiscal 2004, $24.2 million in fiscal 2003 and $32.3 million in fiscal 2002.

During fiscal 2004 we entered into a master operating lease agreement for capital equipment under which individual operating lease agreements are executed as the delivery and acceptance of scheduled equipment occurs. The required future minimum lease payments under these operating leases are included in the table above. These individual operating lease agreements under the master lease provide for guarantees of the equipment's residual value at the end of their lease terms for up to a maximum of $10.5 million. The fair value of the lease guarantees, which is immaterial, has been recorded as a liability.

CONTINGENCIES — LEGAL PROCEEDINGS

Environmental Matters. We have been named to the National Priorities List for our Santa Clara, California, site and we have completed a remedial investigation/feasibility study with the Regional Water Quality Control Board (RWQCB), acting as an agent for the Federal Environmental Protection Agency. We have agreed in principle with the RWQCB to a site remediation plan and we are conducting remediation and cleanup efforts at the site. In addition to the Santa Clara site, from time to time we have been designated as a Potentially Responsible Party (PRP) by international, federal and state agencies for certain environmental sites with which we may have had direct or indirect involvement. These designations are made regardless of the extent of our involvement. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified, and in the case of the PRP cases, claims have been asserted against a number of other entities for the same cost recovery or other relief as is sought from us. We accrue costs associated with environmental matters when they become probable and can be reasonably estimated. The amount of all environmental charges to earnings, including charges for the Santa Clara site remediation, (excluding potential reimbursements from insurance coverage), were not material during fiscal 2004, 2003 and 2002.

As part of the disposition of the Dynacraft assets and business, we retained responsibility for environmental claims connected with Dynacraft's Santa Clara, California, operations and for other environmental claims arising from our conduct of the Dynacraft business prior to the disposition. As part of the Fairchild disposition, we also agreed to retain liability for current remediation projects and environmental matters arising from our prior operation of certain Fairchild plants and Fairchild agreed to arrange for and perform the remediation and cleanup. We prepaid to Fairchild the estimated costs of the remediation and cleanup and remain responsible for costs and expenses incurred by Fairchild in excess of the prepaid amounts. To date, the costs associated with the liabilities we have retained in these dispositions have not been material and there have been no related legal proceedings.

Other Matters. In January 1999, a class action suit was filed against us and our chemical suppliers by former and present employees claiming damages for personal injuries. The complaint alleges that cancer and reproductive harm were caused to employees exposed to chemicals in the workplace. Plaintiffs' efforts to certify a medical monitoring class were denied by the court. Discovery in the case is proceeding.

In November 2000, a derivative action was brought against us and other defendants by a shareholder of Fairchild Semiconductor International, Inc. Plaintiff seeks recovery of alleged "short-swing" profits under section 16(b) of the Securities Exchange Act of 1934 from the sale by the defendants in January 2000 of Fairchild common stock. The complaint alleges that Fairchild's conversion of preferred stock held by the defendants at the time of Fairchild's initial public offering in August 1999 constitutes a "purchase" that must be matched with the January 2000 sale for purposes of computing the "short-swing" profits. Plaintiff seeks from National alleged recoverable profits of $14.1 million. In February 2002, the judge in the case granted the motion to dismiss filed by us and our co-defendants and dismissed the case, ruling that the conversion was done pursuant to a reclassification which is exempt from the scope of Section 16(b). Plaintiff appealed the dismissal of the case and upon appeal, the appeals court reversed the lower court's dismissal. Our petition for a panel rehearing and/or rehearing en banc was denied by the appeals court in April 2003. Our petition to the U.S. Supreme Court for a writ of certiorari was denied in October 2003. We have completed discovery in the case in the district court and intend to contest the case through all available means.

In April 2002, ZF Micro Solutions, Inc. brought suit against us alleging a number of contract and tort claims related to an agreement we had entered into in 1999 to design and manufacture a custom integrated circuit device for ZF Micro Devices. ZF Micro Devices ceased business operations in February 2002 and the case was brought by ZF Micro Solutions as successor to ZF Micro Devices. Trial began in May 2004 and a verdict, which is discussed in Note 17, Subsequent Events, was rendered in June 2004 after the end of our fiscal year.

The IRS has completed field examinations of our tax returns for fiscal years 1997 through 2000 and has issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years (See Note 9 to the Consolidated Financial Statements). We are contesting through the administrative process the IRS claims regarding our 1997-2000 tax returns.

In addition to the foregoing, we are a party to other suits and claims that arise in the normal course of business. Based on current information, we do not believe that it is probable that losses associated with the proceedings discussed above that exceed amounts already recognized will be incurred in amounts that would be material to our consolidated financial position or results of operations.

CONTINGENCIES — OTHER

In connection with our past divestitures, we have routinely provided indemnities to cover the indemnified party for matters such as environmental, tax, product and employee liabilities. We also routinely include intellectual property indemnification provisions in our terms of sale, development agreements and technology licenses with third parties. Since maximum obligations are not explicitly stated in these indemnification provisions, the potential amount of future maximum payments cannot be reasonably estimated. To date we have incurred minimal losses associated with these indemnification obligations and as a result, we have not recorded any liabilities in our consolidated financial statements.

NOTE 14

segment and geographic information

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. We are organized by various product line business units. For segment reporting purposes, each of our product line business units represents an operating segment as defined under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and our chief executive officer is considered the chief operating decision-maker. Business units that have similarities, including economic characteristics, underlying technology, markets and customers, are aggregated into larger segments. For fiscal 2004, our Analog segment, which accounted for 84 percent of net sales, is the only operating segment that meets the criteria of a reportable segment under SFAS No. 131. Operating segments that do not meet the criteria in SFAS 131 of a reportable segment are combined under "All Others." Segment information for fiscal 2003 and 2002 has been reclassified to conform to the fiscal 2004 presentation.

The Analog segment includes a wide range of building block products such as high performance operational amplifiers, power management circuits, data acquisition circuits and interface circuits. The Analog segment also includes a variety of mixed-signal products which combine analog and digital circuitry onto the same chip. The segment is heavily focused on using our analog expertise to develop high performance building blocks, integrated solutions and mixed-signal products aimed at wireless handsets, displays, notebook computers, other portable devices and information infrastructure applicants. Current offerings include power management circuits, radio frequency circuits, audio subsystems, display drivers, integrated receivers and timing controllers.

Aside from these operating segments, our corporate structure also includes the centralized Worldwide Marketing and Sales Group, the Central Technology and Manufacturing Group, and the Corporate Group. Certain expenses of these groups are allocated to the operating segments and are included in their segment operating results.

With the exception of the allocation of certain expenses, the significant accounting policies and practices used to prepare the consolidated financial statements as described in Note 1 are generally followed in measuring the sales, segment income or loss and determination of assets for each reportable segment. We allocate certain expenses associated with centralized manufacturing, selling, marketing and general administration to operating segments based on either the percentage of net trade sales for each operating segment to total net trade sales or headcount, as appropriate. Certain R&D expenses primarily associated with centralized activities such as process development are allocated to operating segments based on the percentage of dedicated R&D expenses for each operating segment to total dedicated R&D expenses.

The following table presents specified amounts included in the measure of segment results or the determination of segment assets:

(IN MILLIONS)	ANALOG SEGMENT	ALL OTHERS	TOTAL
2004			
Sales to unaffiliated customers	$1,664.7	$ 318.4	$1,983.1
Segment income (loss) before income taxes:	$ 395.1	$ (61.4)	$ 333.7
Depreciation and amortization	$ 16.4	$ 193.5	$ 209.9
Interest income	–	$ 11.6	$ 11.6
Interest expense	–	$ 1.2	$ 1.2
Share in net losses of equity-method investments	$ 6.6	$ 7.5	$ 14.1
Segment assets	$ 304.4	$1,974.3	$2,278.7
2003			
Sales to unaffiliated customers	$1,350.0	$ 322.5	$1,672.5
Segment income (loss) before income taxes:	$ 60.1	$ (83.4)	$ (23.3)
Depreciation and amortization	$ 14.9	$ 213.6	$ 228.5
Interest income	–	$ 16.3	$ 16.3
Interest expense	–	$ 1.5	$ 1.5
Share in net losses of equity-method investments	$ 10.3	$ 5.6	$ 15.9
Segment assets	$ 277.3	$1,971.1	$2,248.4
2002			
Sales to unaffiliated customers	$1,182.5	$ 312.3	$1,494.8
Segment loss before income taxes:	$ (10.6)	$ (112.8)	$ (123.4)
Depreciation and amortization	$ 10.5	$ 219.9	$ 230.4
Interest income	–	$ 25.9	$ 25.9
Interest expense	–	$ 3.9	$ 3.9
Share in net losses of equity-method investments	$ 1.0	$ 6.3	$ 7.3
Segment assets	$ 294.8	$1,995.9	$2,290.7

Segment assets include those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangibles assets. Depreciation and amortization presented for each segment include only such charges on dedicated segment assets. The measurement of segment profit and loss includes an allocation of depreciation expense for shared manufacturing facilities contained in the standard cost of product for each segment.

We operate our marketing and sales activities in four main geographic areas that include the Americas, Europe, Japan and the Asia Pacific region. In the information presented below, sales include local sales and exports made by operations within each area. Total sales by geographic area include sales to unaffiliated customers and inter-geographic transfers, which are based on standard cost. To control costs, a substantial portion of our products are transported between the Americas, Europe and the Asia Pacific region in the process of being manufactured and sold. Sales to unaffiliated customers have little correlation with the location of manufacture.

The following table provides geographic sales and asset information by major countries within the main geographic areas (Japan is included with the "Rest of the World"):

(IN MILLIONS)	UNITED STATES	UNITED KINGDOM	PEOPLE'S REPUBLIC OF CHINA	SINGAPORE	REST OF WORLD	ELIMINATIONS	TOTAL CONSOLIDATED
2004							
Sales to unaffiliated customers	$ 421.2	$170.9	$544.0	$ 377.8	$469.2		$1,983.1
Transfers between geographic areas	526.8	160.8	0.1	693.6	3.4	$(1,384.7)	–
Net sales	$ 948.0	$331.7	$544.1	$1,071.4	$472.6	$(1,384.7)	$1,983.1
Long-lived assets	$ 694.4	$ 38.8	$ 30.0	$ 65.3	$159.7		$ 988.2
2003							
Sales to unaffiliated customers	$ 388.9	$160.5	$500.0	$ 262.7	$360.4		$1,672.5
Transfers between geographic areas	465.7	145.3	–	691.7	3.0	$(1,305.7)	–
Net sales	$ 854.6	$305.8	$500.0	$ 954.4	$363.4	$(1,305.7)	$1,672.5
Long-lived assets	$ 730.7	$ 38.9	$ 4.3	$ 71.9	$114.0		$ 959.8
2002							
Sales to unaffiliated customers	$ 377.7	$169.7	$423.0	$ 229.4	$295.0		$1,494.8
Transfers between geographic areas	364.1	126.0	0.2	619.1	0.3	$(1,109.7)	–
Net sales	$ 741.8	$295.7	$423.2	$ 848.5	$295.3	$(1,109.7)	$1,494.8
Long-lived assets	$ 788.9	$ 42.3	$ 1.3	$ 68.8	$123.0		$1,024.3

NOTE 15

supplemental disclosure of cash flow information and noncash investing and financing activities

(IN MILLIONS)	2004	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for:			
Interest expense	$ 1.3	$ 1.5	$ 4.0
Income taxes	$ 15.4	$ 17.6	$ 16.2

(IN MILLIONS)	2004	2003	2002
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Issuance of stock for employee benefit plans	$ 0.9	$ 0.8	$ 4.3
Issuance of common stock to directors	$ 0.4	$ 0.3	$ 0.2
Unearned compensation relating to restricted stock issuance	$ 3.1	$ 0.5	$ 3.1
Restricted stock cancellation	$ 1.4	$ 1.1	$ 0.1
Issuance of common stock upon conversion of convertible subordinated promissory note	–	–	$ 10.0
Change in unrealized gain on cash flow hedges	$ 0.2	$ 0.2	$ (0.4)
Change in unrealized gain on available-for-sale securities	$ (3.4)	$(34.9)	$ 23.2
Minimum pension liability	$(24.3)	$ 57.5	$ 12.7
Effect of investee equity transactions	–	$ 4.7	–
Purchase of software under license obligations, net	$ 19.7	$ 16.4	–

NOTE 16

financial information by quarter (unaudited)

The following table presents the quarterly information for fiscal 2004 and 2003:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
2004				
Net sales	$571.2	$513.6	$473.5	$424.8
Gross margin	$310.8	$264.1	$237.0	$200.4
Net income	$ 94.2	$ 93.1	$ 65.8	$ 29.7
Earnings per share:				
Net income:				
Basic	$ 0.26	$ 0.26	$ 0.18	$ 0.08
Diluted	$ 0.24	$ 0.24	$ 0.17	$ 0.08
Weighted-average common and potential common shares outstanding:				
Basic	357.3	357.4	360.2	369.0
Diluted	389.6	389.4	391.0	383.8
Common stock price – high	$24.35	$22.63	$22.30	$14.80
Common stock price – low	$18.83	$17.95	$13.05	$ 9.19
2003				
Net sales	$425.3	$404.3	$422.3	$420.6
Gross margin	$189.8	$172.5	$181.1	$182.3
Net income (loss)	$ (4.4)	$ (36.4)	$ 6.2	$ 1.3
Earnings (loss) per share:				
Net income (loss):				
Basic	$ (0.01)	$ (0.10)	$ 0.02	$ 0.00
Diluted	$ (0.01)	$ (0.10)	$ 0.02	$ 0.00
Weighted-average common and potential common shares outstanding:				
Basic	366.0	364.2	362.6	361.4
Diluted	366.0	364.2	364.0	374.2
Common stock price – high	$12.40	$10.76	$ 9.67	$16.87
Common stock price – low	$ 7.73	$ 6.27	$ 4.98	$ 7.72

Our common stock is traded on the New York Stock Exchange and the Pacific Exchange. The quoted market prices are as reported on the New York Stock Exchange Composite Tape. At May 30, 2004, there were approximately 7,469 holders of common stock.

NOTE 17

subsequent events

In June 2004, the jury in the case brought against us by ZF Micro Solutions, Inc. rendered its verdict. The background of this case is discussed in the Legal Proceedings section of Note 13, Commitments and Contingencies. The jury found for ZF Micro Solutions, Inc. on a claim of intentional misrepresentation, awarding damages of $28.0 million, and on a claim of breach of the implied covenant of good faith and fair dealing, awarding damages of $2.0 million. The jury found for us on seven other of the plaintiff's claims and also found for us on our cross-claim for breach of contract, awarding us damages of $1.1 million. We are challenging the verdicts against us in post-trial motions and intend to vigorously pursue the appeal of any judgment that may be entered against us in this case. We have accrued a charge of $30.0 million to cover the total amount of damages the jury awarded to ZF Micro Solutions. Although the loss we may ultimately sustain may be higher or lower than the amount we have recorded, we believe this is our best estimate at this time of any loss we could incur. This amount is included in special items in the consolidated statement of operations for the fourth quarter of fiscal 2004. We have not recognized the $1.1 million for damages awarded to us, since we have no assurance of its recoverability.

In June 2004, we settled for $2.2 million a patent infringement case that was originally brought against us in June 2002. This settlement amount is included in net intellectual property settlements as a component of special items for the fourth quarter of fiscal 2004 and has since been paid.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of National Semiconductor Corporation and subsidiaries (the Company) as of May 30, 2004 and May 25, 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended May 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Semiconductor Corporation and subsidiaries as of May 30, 2004 and May 25, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended May 30, 2004 in conformity with U.S. generally accepted accounting principles.

As described in notes 1 and 7 to the consolidated financial statements, the Company recorded the cumulative effect of a change in accounting principle in connection with its adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," as of the beginning of fiscal 2004.

KPMG LLP

Mountain View, California
June 9, 2004 (except as to Note 17, which is as of July 7, 2004)

directors

STEVEN R. APPLETON
Chairman, President and
Chief Executive Officer,
Micron Technology, Inc.

GARY P. ARNOLD*
Former President, Chairman
and Chief Executive Officer,
Analogy, Inc.

RICHARD J. DANZIG*
Senior Fellow,
Center for Naval Analysis
Former Secretary of the Navy

ROBERT J. FRANKENBERG*
Chairman and acting CEO,
Kinzan, Inc.

BRIAN L. HALLA
Chairman, President and
Chief Executive Officer
National Semiconductor Corporation

E. FLOYD KVAMME
Partner, Kleiner, Perkins
Caufield & Byers, Venture
Capital Firm

MODESTO A. MAIDIQUE
President, Florida
International University

EDWARD R. MCCRACKEN
Former Chairman
and Chief Executive Officer
Silicon Graphics, Inc.

*Member of the Audit Committee

executive staff

BRIAN L. HALLA
Chairman,
President and Chief
Executive Officer

KAMAL K. AGGARWAL
Executive Vice President,
Central Technology and
Manufacturing Group

LEWIS CHEW
Senior Vice President, Finance
and Chief Financial Officer

JOHN M. CLARK III
Senior Vice President,
General Counsel and Secretary

DETLEV KUNZ
Senior Vice President,
Worldwide Marketing and Sales

DONALD MACLEOD
Executive Vice President and
Chief Operating Officer

ULRICH SEIF
Senior Vice President and
Chief Information Officer

EDWARD J. SWEENEY
Senior Vice President,
Human Resources

other officers

JEAN-LOUIS BORIES
Senior Vice President,
Displays and Wireless

C.S. LIU
Senior Vice President,
Worldwide Manufacturing

SUNEIL PARULEKAR
Senior Vice President,
Analog Products Group

MOHAN YEGNASHANKARAN
Senior Vice President,
Central Technology Development
and Infrastructure

ROBERT E. DEBARR
Controller

JAMES R. FOLTZ
Treasurer

NANCY LUCKE LUDGUS
Assistant Secretary

Board of Directors



BRIAN L. HALLA, CHAIRMAN

Brian L. Halla, Chairman, joined the Company as Chairman of the Board, President and Chief Executive Officer on May 3, 1996. He was formerly Executive Vice President of LSI Logic Corporation, responsible for the development of all LSI Logic product lines. Prior to that he was with Intel Corporation for 14 years, most recently as Director of Marketing for Intel's Microcomputer Group.



STEVEN R. APPLETON

Steven R. Appleton is the Chairman of the Board, Chief Executive Officer and President of Micron Technology, Inc., a position he has held since 1994. Micron is a leading worldwide provider of semiconductor memory solutions for computer and computer-peripheral manufacturing, consumer electronics, CAD/CAM, office automation, telecommunications, networking and data processing, and graphics display. Appleton joined Micron in 1983 and has held a series of increasingly responsible positions, including Production Manager, Director of Manufacturing, and Vice President of Manufacturing. In 1991, Appleton was appointed President and Chief Operating Officer of Micron.



GARY P. ARNOLD

Gary P. Arnold has extensive experience in the international electronics industry in finance, strategic planning and operations. From January 1993 to March 2000 he was President, Chief Executive Officer and Chairman of the Board of Analogy, Inc., a leading supplier of product design and simulation software headquartered in Beaverton, Oregon. Prior to that, he held Chief Financial Officer positions at Tektronix, Inc. and at National Semiconductor.



RICHARD J. DANZIG

Richard J. Danzig served as Secretary of the Navy in the Clinton administration from November 1998 to January 2001. Prior to that, he was a Traveling Fellow in Asia and Europe for the Center for International Political Economy and an Adjunct Professor at Maxwell's School of Citizenship and Public Affairs. He has served previously as a member of National Semiconductor's board, from 1987 to 1993. Danzig is a graduate of Reed College and also has degrees from Yale Law School and from Oxford University, where he was a Rhodes Scholar.



ROBERT J. FRANKENBERG

Robert J. Frankenberg is a founder and Chairman of the Board and acting CEO of Kinzan, Inc., a leading Web services software company dedicated to creating products and services that address the complex e-business needs of the extended enterprise. He previously was Chairman, President and CEO of Encanto Networks, Inc., and also served as Chairman, President and CEO of Novell, Inc. Prior to that he served as Vice President and General Manager of Hewlett-Packard's Personal Information Products Group. He has a degree in computer engineering from San Jose State University and is an SEP graduate of Stanford University's Graduate School of Business.



E. FLOYD KVAMME

E. Floyd Kvamme is a Partner at Kleiner, Perkins, Caufield & Byers, a high-technology venture capital firm responsible for developing companies from early start-up to the IPO phase and beyond. He is also co-chair of the Presidential Council of Advisers on Science and Technology. Floyd Kvamme was one of five members of the team that began at National Semiconductor in 1967, serving as its General Manager and building it into a billion-dollar company. He holds two degrees in electrical engineering.



DR. MODESTO A. MAIDIQUE

Dr. Modesto A. Maidique has been President of Florida International University since 1986. Florida International is a public research university with an enrollment of 35,000 students. Prior to that, he served on the faculties of Stanford University, Harvard University and the Massachusetts Institute of Technology. He was a co-founder of Analog Devices Inc. and served as Vice President and General Manager of the Analog Devices Linear IC Division.



EDWARD R. McCRACKEN

Edward R. McCracken retired as Chairman of Silicon Graphics, Inc., Mountain View, California, in 1998. SGI designs, manufactures and markets visual computer systems used for conceptual design, analysis and simulation. Previously, he worked for Hewlett-Packard for 16 years. He is the former co-chairman of the United States Advisory Council on the Information Infrastructure and also the former co-chairman of Joint Venture: Silicon Valley Network.

At a Glance

National Semiconductor, the industry's premier analog company, creates high performance analog devices and subsystems. National's leading-edge products include power management circuits, display drivers, audio and operational amplifiers, communication interface products and data conversion solutions.

FOUNDED
1959

HEADQUARTERS
Santa Clara, California

EMPLOYEES
9,700*

STOCK EXCHANGE, LISTING SYMBOL
New York Stock Exchange: NSM

FISCAL YEAR
May 26, 2003 to May 30, 2004

2004 SALES
$1.98 billion

CHIEF EXECUTIVE OFFICER
Brian L. Halla

UNEXPIRED U.S. PATENTS
2,443

WEB SITE ADDRESS
www.national.com

WORLDWIDE OPERATIONS

Headquarters
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5000

sales by region
Fiscal year 2004



- 21% Americas
- 46% Asia Pacific
- 20% Europe
- 13% Japan

sales by major market group
Fiscal year 2004



- 84% Analog
- 16% Other

Corporate Information

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(877) 498-8865 or
(781) 575-4593
www.equiserve.com

INDEPENDENT AUDITORS
KPMG LLP

SHAREHOLDER INFORMATION

Common Stock Data
The Company's common stock is traded on the New York Stock Exchange and the Pacific Exchange.

Annual Meeting of Shareholders
The annual meeting will be held on or about October 1, 2004. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about August 25, 2005, at which time proxies will be solicited by the Board of Directors.

NOTE TO ALL STOCKHOLDERS
Keep the transfer agent informed of your current address. Failure to do so may require National to report your shares to the state as unclaimed property, even if National does not have physical possession of your stock certificate. This can result in "escheat" of your shares to the state.

FORM 10-K
If you would like to receive a free copy of the company's "Form 10-K" filed with the Securities and Exchange Commission, please send your request to:

Investor Relations
Mailstop G2-397
National Semiconductor Corporation
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5800
Fax (408) 721-7254
invest.group@nsc.com


NSM
NYSE

*Figure as of the end of Fiscal Year 2004

Writers: Mike Brozda, Jane Karakawa, National Semiconductor

National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052
(408) 721-5000

Visit our Web site at
www.national.com

Investor Relations
Telephone: (408) 721-5800
Email: invest.group@nsc.com

National Semiconductor
The Sight & Sound of Information